WHITE & CASE, FEDDERSEN

BERLIN
BRATISLAVA
BRÜSSEL
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MAILAND
MOSKAU
PARIS
PRAG
ROM
STOCKHOLM
WARSCHAU

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

ALMATY
ANKARA
BANGKOK
HO CHI MINH-STADT
HONGKONG
JAKARTA
MUMBAI
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIAD

MEXIKO-STADT
SÃO PAULO

JOHANNESBURG

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

January 24, 2003

re: REpower Systems AG
Commission File No. 82-34654

Dear Sirs:

On behalf of REpower Systems AG (the "Company"), a stock corporation organized under the laws of the Federal Republic of Germany, we hereby submit in accordance with Rule 12g3-2(b)(1)(iv) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a revised list of information reflecting various changes under German law, German legal regulations and stock exchange requirements to the list of information provided by the Company in its original 12g3-2(b) submission to the Securities and Exchange Commission (the "SEC") on April 25, 2002. We include herewith in this letter the various changes as described above and a blacklined version highlighting the various changes compared to the Company's original submission.

dlw 2/3

The Company's shares are currently listed on the Regulated Market (*Geregelter Markt*). As of January 2, 2003, trading of the Company's shares was moved from the New Market (*Neuer Markt*) of the Frankfurt Stock Exchange (the "Exchange"), which is operated by Deutsche Börse AG ("DBAG"), to the Prime Standard, which is a new segment of the Regulated Market of the Exchange. Issuers in the Prime Standard Segment must fulfill a range of internationally accepted transparency requirements in addition to legal requirements under Federal German law.

Set forth below is an updated list of the information that the Company has informed us it (a) shall make or is required to make public pursuant to the laws of the Federal Republic

of Germany, (b) shall file or is required to file with DBAG and which shall be made public by DBAG, (c) shall file or is required to file with the German Federal Financial Supervisory Authority ("BAFin") and (d) shall distribute or is required to distribute to its security holders. Also set forth, as required by clause (ii) of Rule 12g3-2(b)(1), is the date on which the particular item is required to be, and the entity or law requiring such item to be, made public, filed with the DBAG and/or BAFin and distributed to security holders, as the case may be.

List of Information To Be Made or Required to be Made Public, Filed with DBAG and/or BAFin and Certain Other Parties or Distributed to Security Holders:

I. Quarterly Report

Mode: Electronically transferred to DBAG. DBAG may specify the manner and form of the publication. DBAG shall make the report available to the public without delay either electronically or in another suitable manner.

Contents: The quarterly report must include (i) a balance sheet as of the end of the current quarter and a balance sheet as of the end of the previous fiscal year, (ii) profit and loss accounts (income statements) for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and profit and loss accounts for respective periods of the previous fiscal year, (iii) presentation of the changes in equity capital for the period from the beginning of the current fiscal year through the end of the fiscal year and such a presentation for the respective period of the previous fiscal year, (iv) a cash flow statement for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and such a statement for the respective periods of the previous fiscal year, (v) explanatory notes including comparative information and (vi) a segment report. The quarterly reports must also include information on dividends paid or proposed in the current quarter, aggregate or per share, calculated for ordinary shares and for other shares, information on Company shares held by the Company as well as subscription rights of officers and employees, information on personnel changes in the management board or in the supervisory bodies, the number of employees at the end of the current quarter, information regarding investments and research and development costs as well as significant events during the reporting period and after the end of the quarter that may have an influence on the results of the business activities, and information on the business prospects for the current fiscal year also taking into consideration significant changes regarding the risks of future developments since the beginning of the fiscal year. Statements in the quarterly report can be reviewed by an auditor, and the results of such audit can be included in the

quarterly report. The quarterly report shall be prepared in German and English.

Timing: Without delay after preparation but in no event later than two months after the end of the reporting period.

Source: Rules and Regulations of the Frankfurt Stock Exchange §§ 78, 63.

II. Annual Financial Statement and Management Reports (*Lageberichte*)

Mode: Made available with commercial register at the Company's registered office and publication in the Federal Gazette. Electronically transferred to DBAG. DBAG may specify the manner and form of the publication. DBAG shall make the report available to the public without delay either electronically or in another suitable manner.

Contents: Annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS) pursuant to the guidelines of the International Accounting Standards Board (IASB) as effective or U.S. Generally Accepted Accounting Principles (US-GAAP) pursuant to the guidelines of the Financial Accounting Standards Board (FASB) as effective. If the Company prepares both unconsolidated and consolidated financial statements, then both types of annual statements shall be made available to the public. The annual financial report and management report shall be prepared in German and English.

Timing: Without unnecessary delay after approval of the supervisory board and in no event later than four months after the end of the reporting period.

Source: Rules and Regulations of the Frankfurt Stock Exchange §§ 77, 62*t*; German Commercial Code §325; German Stock Exchange Admission Regulation §65.

III. Declaration on the Corporate Governance Code

Mode: To be made permanently accessible to stockholders of the Company on the Company's website.

Contents: The management board and the supervisory board of the Company shall declare that the recommendations of the "Government Commission on the German Corporate Governance Code" (the "Code") published by the Federal Ministry of Justice in the official section of the Electronic Federal Gazette have been and are being complied with or which of the Code's recommendations are not being applied.

Timing: Once a year (initial declaration as of December 31, 2002).

Source: German Stock Corporation Act § 161.

Effectiveness: Such provision was recently added to the German Stock Corporation Act and became effective on July 26, 2002. The declaration must be issued for the first time in 2002. However, in the first year it may be limited to a declaration that recommendations of the "Code" are being complied with or which recommendations are not being applied.

Source: German Stock Corporation Act § 161; Introductory Act to the German Stock Corporation Act § 15.

IV. Publication and Notification of Facts Influencing Market Prices

Mode: Publication in at least one supra-regional official stock exchange gazette or by way of an electronic system broadly accessible to credit institutions (underwriters) for the dissemination of information. Before publishing this information, the Company must notify the management of the stock exchanges on which the securities or directly or indirectly linked derivatives are admitted to trading and the BAFin. As of July 1, 2002 the publication shall be made in the German language, though a simultaneous publication in the English language is permissible. Publication must be in German and English.

Content: Any information which comes within the Company's sphere of activity and which is not publicly known if such information is likely to significantly influence the stock price of the Company's securities, or in the case of listed bonds, might impair the Company's ability to meet its liabilities.

Figures used in the context of such publication shall be those customarily used in business and permit comparison with previously used figures. Other information, which obviously fails to meet such publication requirements may not be published, even in connection with information subject to the publication requirement. Untrue facts previously published must be corrected immediately in a publication, even if the prerequisites for such a publication do not exist.

Timing: Without unnecessary delay.

Source: German Securities Trading Act §15, Rules and Regulations of the Frankfurt Stock Exchange §§ 81, 66.

Effectiveness: Partially amended as of July 1, 2002.

V. Publication and Disclosure of Transactions

Mode: Publication on the internet on the Company's homepage for a period not shorter than one month or in a supra-regional official stock exchange gazette if publication on the internet would require excessive efforts on the part of the Company. The Company has to immediately furnish the BAFin with documentary evidence of the publication.

Content: Any person who as a member of the management or supervisory bodies of the Company or of a parent company of the Company acquires or disposes of shares of the Company or other securities granting creditors an exchange right to shares of the Company, or any other right to acquire or dispose of shares of the Company, or a right which is not subject to such shares or other securities and whose price depends directly on the stock exchange price of the shares of the Company, has to immediately notify the Company and the BAFin of the acquisition or disposal in writing, stating the title of the security or right and the securities identification number, the trade date and the price, number of units and nominal amount of the securities rights. Such obligation also applies to spouses, registered partners and relations in the first degree of the above mentioned parties. The disclosure requirement does not exist if the acquisition is made on the basis of an employment contract or as part of the remuneration, as well as for transactions whose aggregate value in terms of the total number of transactions carried out within 30 days does not exceed 25,000 Euro.

Timing: Immediately after having received the notification from the party subject to the disclosure requirement.[1]

Source: German Securities Trading Act § 15a, effective since July 1, 2002.

VI. Disclosure Obligation Regarding Shareholders

Mode: Publication in at least one supra-regional official stock exchange gazette.

Content: If the percentage of voting rights held by a shareholder of a Company whose shares are admitted to trading on a German stock exchange reaches, exceeds or falls short of the thresholds of 5%, 10%, 25%, 50% or 75%, the shareholder must inform

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[1] Pursuant to § 15a (1) of the German Securities Trading Act, any parties subject to the disclosure requirement described above shall notify the Company and the BAFin of the acquisition or disposal of the above described securities. The notification shall be made immediately.

the Company and the BAFin, and the Company is obliged to publish such fact, stating the shareholder's name or business name and its registered office or where it is situated, together with the shareholder's percentage of total vote. The same applies if the Company purchases back its own shares.

Timing: Immediately and at the latest within nine calendar days under § 21 and one month under § 41 after having received the notification from the shareholder in accordance with the German Securities Trading Act.[2]

Source: German Securities Trading Act §§ 25, 41.

VII. Public Offers for the acquisition of shares of the Company

Mode: Publication in at least one supra-regional official stock exchange gazette and by announcement in the internet. Evidence regarding the publication has to be provided to BAFin.

Content: Management board and supervisory board comment on a public offer to purchase securities of the Company.

Timing: Without unnecessary delay after submission of the offer document by the offeror.

Source: German Act on the Acquisition of Securities and on Takeovers §§ 27,14.

VIII. Other Additional Information

A. Publication of Notices and Additional Information

Mode: Publication in at least one domestic daily newspaper with supra-regional distribution. Such publication shall be transmitted electronically to DBAG without delay.

Content: Details of the convocation of the shareholders' meeting and any notice of distribution and payments of dividends, the issue of new shares and the exercise of any exchange or subscription

[2] Pursuant to §21 of the German Securities Trading Act, any shareholder (the notifying party) whose shareholding in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% or more of the voting rights by purchase, sale or by other means shall notify the company and the BAFin in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of the size of its percentage of the voting rights, by indicating its address and the day on which it has reached, exceeded or fallen short of the respective threshold. The notification period shall begin at the time when the notifying party learns or in consideration of the circumstances must have learned that its percentage of the voting rights has reached, exceeded or fallen short of the above-mentioned thresholds.

rights. Furthermore, the Company must publish any details of any changes in the rights arising from the shares.

Timing: Without delay.

Source: Rules and Regulations of the Frankfurt Stock Exchange § 71, German Stock Exchange Admission Regulations §§ 63, 66, 70.

B. Corporate Action Timetable

Mode: Submitted to DBAG in electronic form and made available to the public by DBAG in electronic or suitable form as well as publication on the internet on the Company's homepage.

Content: The corporate timetable for the respective fiscal year shall include the most important events on the Company's calendar, in particular the time and place of the annual shareholders' meeting, the balance sheet press conference and the meetings of analysts. The corporate timetable shall be prepared in German and English.

Timing: Immediately after beginning of trading and thereafter at the beginning of each fiscal year. Changes shall be incorporated without delay.

Source: Rules and Regulations of the Frankfurt Stock Exchange § 64.

C. Notice of Changes in the Supervisory Board

Mode: Publication in stock corporation's designated gazette and commercial register.

Content: Information regarding any change in the membership of the supervisory board.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §106.

D. Publication of Actions

Mode: Publication in the stock corporation's designated gazette.

Content: Notice of the commencement of any action to set aside as voidable resolutions of the shareholders` meeting and any action for declaration of annulment of the stock corporation.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §§246, par. 4 and 275, par. 4.

E. Publication of the Concluding Statements of Special Auditors

Mode: Publication in the stock corporation's designated gazette.

Content: Concluding statement of special auditors.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §259 par. 5.

The Company will undertake to continue to furnish to the SEC on an ongoing basis the information listed above promptly after such information is made or is required to be made public, filed with DBAG and/or BAFin and made public thereby, or distributed to security holders, in each case as described above. If the kind of information that the Company so makes or is required to make public, distributes or files shall change from that listed above, the Company will undertake to furnish the SEC with a revised list reflecting such changes promptly following the end of the accounting period in which such changes have occurred.

We are enclosing English translations, versions or summaries of the documents and communications listed above that the Company has made public, or distributed to security holders, or which were required to be made public, filed or distributed since the time of the Company's original submission to January 24, 2003.

This information is being furnished on behalf of the Company under paragraph (b)(1)(iv) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

If you have any questions or if we may provide you with additional information, please call collect the undersigned, telephone 011-49-69-2999-40 at White & Case, Feddersen, Stiftstrasse 9-17, 60313 Frankfurt am Main, Germany.

Very truly yours,

Joseph W. Marx

Joseph W. Marx

Enclosures

cc: Mr. Jens-Peter Stöhr
REpower Systems AG

SCHEDULE I

List of Information Made Public By REpower Systems AG since April 25, 2002:

1. Press Release, dated January 7, 2003
2. Declaration of Conformity with Section 161 of the German Stock Corporation Act, dated December 23, 2002
3. Interim Report, dated November 29, 2002
4. Press Release, dated November 29, 2002
5. Directors Dealing, dated October 18, 2002
6. Directors Dealing, dated October 15, 2002
7. Directors Dealing, dated October 10, 2002
8. Press Release, dated October 7, 2002
9. Directors Dealing, dated September 25, 2002
10. Directors Dealing, dated September 23, 2002
11. Directors Dealing, dated September 23, 2002
12. Directors Dealing, dated September 20, 2002
13. Interim Report, dated August 30, 2002
14. Press Release, dated August 30, 2002
15. Press Release, dated July 23, 2002
16. Press Release, dated July 2, 2002
17. Press Release, dated May 31, 2002

WHITE & CASE, FEDDERSEN

BERLIN
BRATISLAVA
BRÜSSEL
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MAILAND
MOSKAU
PARIS
PRAG
ROM
STOCKHOLM
WARSCHAU

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

ALMATY
ANKARA
BANGKOK
HO CHI MINH-STADT
HONGKONG
JAKARTA
MUMBAI
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIAD

MEXIKO-STADT
SÃO PAULO

JOHANNESBURG

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel/Office of
International Corporate Finance

~~April 26, 2002~~
January 24, 2003

re: REpower Systems AG
Commission File No. 82-34654

Dear Sirs:

On behalf of REpower Systems AG (the "Company"), a stock corporation organized under the laws of the Federal Republic of Germany, we hereby submit ~~this application for exemption from the reporting requirements of Section~~**in accordance with Rule** 12~~(~~g**3-2(b)(1)(iv)** of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), **a revised list of information reflecting various changes under German law, German legal regulations and stock exchange requirements to the list of information** provided by ~~Rule 12g3-2(b) thereunder. The exemption afforded by Rule 12g3-2(b) is being sought in connection with~~ the ~~initial public offering (the "Initial Public Offering") of the~~ Company~~'s shares (the "Shares"), which offering includes an international offering to qualified institutional buyers ("QIBs"), as defined~~ in ~~and pursuant~~**its original 12g3-2(b) submission** to ~~Rule 144A under the~~ **the** Securities ~~Act of 1933, as amended (the "Securities Act"),~~ and ~~an offering outside the United States in reliance~~**Exchange Commission (the "SEC")** on ~~Regulation S under the Securities Act.~~ **April 25, 2002. We include herewith in this letter the various changes as described above and a blacklined version highlighting the various changes compared to the Company's original submission.**

~~In connection with this application, the Company has informed us that:~~

~~1. No securities of the Company are currently, or during the eighteen months prior to the date hereof have been, registered under Section 12 of the Exchange Act;~~

2. The Company does not now have, nor at any time during the eighteen months prior to the date hereof has had, reporting obligations (suspended or active) under Section 15(d) of the Exchange Act; and

3. No securities of the Company (or American Depositary Receipts representing such securities) are quoted on a U.S. automated inter-dealer quotation system.

The Company has further informed us that the Shares are the only class of equity securities of the Company outstanding.

Prior to the Initial Public Offering, the Company had 3,401,198 Shares outstanding, each with no par value. In the Initial Public Offering, 2,000,000 Shares were offered for sale by the Company in a public offering in Germany and in an offering pursuant to Rule 144A under the Securities Act and an offering outside the United States in reliance on Regulation S under the Securities Act. The underwriters have already purchased an additional 300,000 Shares from JE BWU Verwaltungs GmbH, Schestedt (the "Selling Shareholder") to cover over-allotments. Neither the Company nor any of its affiliates has previously distributed the Company's securities to the public.

Following the Initial Public Offering, the Company has 5,401,198 Shares outstanding, each with no par value. Prior to the Initial Public Offering, there were no registered holders of Shares resident in the United States. As of April 18, 2002, there were 10 holders of Shares in the United States, holding an aggregate of 356,900 Shares, which represented 6.6 percent of the Company's total outstanding Shares.

In connection with the Initial Public Offering, the Shares have been approved for listing**The Company's shares are currently listed** on the Regulated Market (*Geregelter Markt*) with**. As of January 2, 2003,** trading on**of** the **Company's shares was moved from the New Market (***Neuer Markt***)** of the Frankfurt Stock Exchange (the "Exchange""), which is a segment of**operated by** Deutsche Börse AG ("DBAG""**), to the Prime Standard, which is a new segment of the Regulated Market of the Exchange. Issuers in the Prime Standard Segment must fulfill a range of internationally accepted transparency requirements in addition to legal requirements under Federal German law.**

Set forth below is a**an updated** list of the information that the Company has informed us it (a) shall make or is required to make public pursuant to the laws of the Federal Republic of Germany, (b) shall file or is required to file with DBAG and which shall be made public by DBAG, (c) shall file or is required to file with the German Federal **Financial** Supervisory Office for Securities Trading**Authority** ("BAWe""**BAFin"**) and (d) shall distribute or is required to distribute to its security holders. Also set forth, as required by clause (ii) of Rule 12g3-2(b)(1), is the date on which the particular item is required to be, and the entity or law requiring such item to be, made public, filed with the DBAG and/or BAWe**BAFin** and distributed to security holders, as the case may be.

List of Information To Be Made or Required to be Made Public, Filed with DBAG and/or BAWe**BAFin** and Certain Other Parties or Distributed to Security Holders:

I. Quarterly Report

Mode: Electronically transferred to DBAG. DBAG may specify the manner and form of the publication. DBAG shall make the report available to the public without delay either electronically or in another suitable manner.

Contents: The quarterly report must include (i) a balance sheet as of the end of the current quarter and a balance sheet as of the end of the previous fiscal year, (ii) profit and loss accounts (income statements) for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and profit and loss accounts for respective periods of the previous fiscal year, (iii) presentation of the changes in equity capital for the period from the beginning of the current fiscal year through the end of the fiscal year and such a presentation for the respective period of the previous fiscal year, (iv) a cash flow statement for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and such a statement for the respective periods of the previous fiscal year, (v) explanatory notes including comparative information~~, (vi) disclosures regarding the course of business with comparative information and information regarding the anticipated development of the current fiscal year and (vii) the auditor's~~ **and (vi) a segment** report ~~if available~~. The quarterly reports must also include ~~a breakdown of the Company's sales proceeds,~~ information on dividends paid or proposed in the current quarter, aggregate or per share, calculated for ordinary shares and for other shares, information on Company shares held by the Company as well as subscription rights of officers and employees,~~ the number of Company shares held by members of the management board and the supervisory bodies, as well as any rights of such persons to subscribe for such shares, separately for each member of such body,~~ information on personnel changes in the management board or in the supervisory bodies, the number of employees at the end of the current quarter, ~~and~~ information regarding investments and research and development ~~activities. The quarterly report must also include a discussion of~~**costs as well as** significant events **during the reporting period and** after the end of the ~~current~~ quarter**, that may have an influence on the results of the business activities** and **information on the** business prospects for the current fiscal year **also taking into consideration significant changes regarding the risks of future developments since the beginning of the fiscal year**. ~~If~~**Statements in** the ~~Company publishes consolidated financial statements~~**quarterly report can be reviewed by an auditor**, ~~it is required to prepare its~~**the results of such audit can be included in the** quarterly report ~~on a consolidated basis~~**. The quarterly report shall be prepared in German and English**.

Timing: Without delay after preparation but in no event later than two months after the end of the reporting period.

Source: ~~Section 7.1 of the Rules~~**SRules** and Regulations of the ~~*Neuer Markt*.~~**Frankfurt Stock Exchange §§ 78, 63.**

~~II. Securities Transactions Subject to Reporting Requirements~~

~~Mode: Notification transmitted to DBAG electronically, and DBAG will publish electronically or in another suitable form.~~

~~Content: The Company is obliged to notify DBAG of every transaction which is effected by the Company or any member or its management board or its supervisory board in shares of the Company and in futures transactions in the form of forward or options transactions (derivatives), the price of which is linked directly or indirectly to the exchange price of the shares of the Company. This obligation also applies to rights which have been granted to the members of the management board or the supervisory board to subscribe for such securities. The notification must include (1) the specification of the relevant securities or derivatives transactions and the respective securities or derivatives identification number, (2) the date of the conclusion of the transaction, (3) the price, number, nominal value of the relevant securities or derivatives, (4) the credit institution, final services institution or enterprises (underwriter) involved in the transaction, and (5) the relevant stock exchange. DBAG may require other information to the extent such information is necessary for the identification of a transaction. To the extent that the transaction is an exchange transaction, DBAG may request the Management Board of the Exchange to entrust BAWe with monitoring the observance of the reporting requirements.~~

~~Timing: The notification must be received no later than three exchange days by the DBAG after conclusion of the transaction.~~

~~Source: Section 7.2 of the Rules and Regulations of the *Neuer Markt*.~~

~~III~~**II**. Annual Financial Statement and Management Reports ***(Lageberichte)***

~~Mode: Made availabile with paying agent designated by Company with reference to the availability of the annual financial statements at~~

Mode: Made available with commercial register at the Company's registered office and publication in the ~~offices of~~**Federal Gazette. Electronically transferred to DBAG. DBAG may specify** the ~~paying agent in a supra-regional official stock~~

exchange gazette. **manner and form of the publication. DBAG shall make the report available to the public without delay either** electronically or in another suitable **manner.**

Contents: Annual financial statements prepared in accordance with International **Financial Reporting Standards (IFRS) pursuant to the guidelines of the International** Accounting Standards **Board** (IASIASB) **as effective** or U.S. Generally Accepted Accounting Principles (US-GAAP) **pursuant to the guidelines of the Financial Accounting Standards Board (FASB) as effective**. If the Company prepares both unconsolidated and consolidated financial statements, then both types of annual statements shall be made available to the public. Also, the number of shares of the Company held by members of the management board and the supervisory bodies and any changes in such numbers as compared with the previous year as well as any rights of such persons to subscribe for such shares shall be given. The annual financial report and management report shall be prepared in German and English.

Timing: Without unnecessary delay after the shareholders have been informed**approval of the supervisory board** and in no event later than three**four** months after the end of the reporting period.

Source: Section 7.3.2 of the Rules and Regulations of the *Neuer Markt***Frankfurt Stock Exchange §§ 77, 62*t***; German Commercial Code §325; German Stock Exchange Admission Regulation §65.

III. Declaration on the Corporate Governance Code

Mode: **To be made permanently accessible to stockholders of the Company on the Company's website.**

Contents: **The management board and the supervisory board of the Company shall declare that the recommendations of the "Government Commission on the German Corporate Governance Code" (the "Code") published by the Federal Ministry of Justice in the official section of the Electronic Federal Gazette have been and are being complied with or which of the Code's recommendations are not being applied.**

Timing: **Once a year (initial declaration as of December 31,2002).**

Source: **German Stock Corporation Act § 161.**

Effectiveness: **Such provision was recently added to the German Stock Corporation Act and became effective on July 26, 2002. The declaration must be issued for the first time in 2002.**

However, in the first year it may be limited to a declaration that recommendations of the "Code" are being complied with or which recommendations are not being applied.

Source: **German Stock Corporation Act § 161; Introductory Act to the German Stock Corporation Act § 15.**

IV. Publication and Notification of Facts Influencing Market Prices

Mode: Publication in at least one supra-regional official stock exchange gazette or by way of an electronic system broadly accessible to credit institutions (underwriters) for the dissemination of information. Before publishing this information, the Company must notify the management of the stock exchanges on which the securities or directly or indirectly linked derivatives are admitted to trading and the ~~BAWe~~**BAFin. As of July 1, 2002 the publication shall be made in the German language, though a simultaneous publication in the English language is permissible. Publication must be in German and English**.

Content: Any information which comes within the Company's sphere of activity and which is not publicly known if such information is likely to significantly influence the stock price of the Company's securities, or in the case of listed bonds, might impair the Company's ability to meet its liabilities.

Figures used in the context of such publication shall be those customarily used in business and permit comparison with previously used figures. Other information, which obviously fails to meet such publication requirements may not be published, even in connection with information subject to the publication requirement. Untrue facts previously published must be corrected immediately in a publication, even if the prerequisites for such a publication do not exist.

Timing: Without unnecessary delay.

Source: German Securities Trading Act §~~15.~~**15, Rules and Regulations of the Frankfurt Stock Exchange §§ 81, 66.**

Effectiveness: Partially amended as of July 1, 2002.

V. Publication and Disclosure of Transactions

Mode: **Publication on the internet on the Company's homepage for a period not shorter than one month or in a supra-regional official stock exchange gazette if publication on the internet would require excessive efforts on the part of the Company.**

The Company has to immediately furnish the BAFin with documentary evidence of the publication.

Content: Any person who as a member of the management or supervisory bodies of the Company or of a parent company of the Company acquires or disposes of shares of the Company or other securities granting creditors an exchange right to shares of the Company, or any other right to acquire or dispose of shares of the Company, or a right which is not subject to such shares or other securities and whose price depends directly on the stock exchange price of the shares of the Company, has to immediately notify the Company and the BAFin of the acquisition or disposal in writing, stating the title of the security or right and the securities identification number, the trade date and the price, number of units and nominal amount of the securities rights. Such obligation also applies to spouses, registered partners and relations in the first degree of the above mentioned parties. The disclosure requirement does not exist if the acquisition is made on the basis of an employment contract or as part of the remuneration, as well as for transactions whose aggregate value in terms of the total number of transactions carried out within 30 days does not exceed 25,000 Euro.

Timing: Immediately after having received the notification from the party subject to the disclosure requirement.[1]

Source: German Securities Trading Act § 15a, effective since July 1, 2002.

VVI. Disclosure Obligation Regarding Shareholders

Mode: Publication in at least one supra-regional official stock exchange gazette.

Content: If the percentage of voting rights held by a shareholder of a Company whose shares are admitted to trading on a German stock exchange reaches, exceeds or falls short of the thresholds of 5%, 10%, 25%, 50% or 75%, the shareholder must inform the Company and the BAWeBAFin, and the Company is obliged to publish such fact, stating the shareholder's name or business name and its registered office or where it is situated,

[1] Pursuant to § 15a (1) of the German Securities Trading Act, any parties subject to the disclosure requirement described above shall notify the Company and the BAFin of the acquisition or disposal of the above described securities. The notification shall be made immediately.

together with the shareholder's percentage of total vote. The same applies if the Company purchases back its own shares.

Timing: Immediately and at the latest within nine calendar days **under § 21 and one month under § 41** after having received the notification from the shareholder in accordance with ~~§21 of~~ the German Securities Trading Act.[12]

Source: German Securities Trading Act ~~§25.~~ **§§ 25, 41.**

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[12] Pursuant to §21 of the German Securities Trading Act, any shareholder (the notifying party) whose shareholding in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% or more of the voting rights by purchase, sale or by other means shall notify the company and the ~~BAWe~~**BAFin** in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of the size of its percentage of the voting rights, by indicating its address and the day on which it has reached, exceeded or fallen short of the respective threshold. The notification period shall begin at the time when the notifying party learns or in consideration of the circumstances must have learned that its percentage of the voting rights has reached, exceeded or fallen short of the above-mentioned thresholds.

VII. Public Offers for the acquisition of shares of the Company

Mode: **Publication in at least one supra-regional official stock exchange gazette and by announcement in the internet. Evidence regarding the publication has to be provided to BAFin.**

Content: **Management board and supervisory board comment on a public offer to purchase securities of the Company.**

Timing: **Without unnecessary delay after submission of the offer document by the offeror.**

Source: **German Act on the Acquisition of Securities and on Takeovers §§ 27,14.**

~~VI~~**VIII**. Other Additional Information

A. Publication of Notices and Additional Information

Mode: Publication in at least one domestic daily newspaper with supra-regional distribution. Such publication shall be transmitted electronically to DBAG without delay.

Content: Details of the convocation of the shareholders' meeting and any notice of distribution and payments of dividends, the issue of new shares and the exercise of any exchange or subscription rights. Furthermore, the Company must publish any details of any changes in the rights arising from the shares.

Timing: Without delay.

Source: ~~Sections 7.3.1, 7.3.3 and 7.3.8 of the~~ Rules and Regulations of the ~~*Neuer Markt*.~~**Frankfurt Stock Exchange § 71, German Stock Exchange Admission Regulations §§ 63, 66, 70.**

B. Corporate Action Timetable

Mode: Submitted to DBAG in electronic form and made available to the public by DBAG in electronic or suitable form **as well as publication on the internet on the Company's homepage**.

Content: ~~Immediately after admission of its shares to the *Neuer Markt* and thereafter at the beginning of each fiscal year, the Company shall publish in English and German a~~**The** corporate timetable for the respective fiscal year~~. Details~~ shall include the most important events on the Company's calendar, in particular the time and place of the annual shareholders' meeting, the balance sheet press conference and the meetings of analysts. ~~Each~~

~~change with respect to such information~~**The corporate timetable shall be prepared in German and English**

Timing: **Immediately after beginning of trading** and thereafter at the beginning of each fiscal year. **Changes** shall be incorporated ~~into the timetable by the Company~~ without delay.

~~Timing: Without delay after preparation.~~

Source: ~~Section 7.3.4 of the~~ Rules and Regulations of the ~~*Neuer Markt*.~~**Frankfurt Stock Exchange § 64**

C. Notice of Changes in the Supervisory Board

Mode: Publication in stock corporation's designated gazette and commercial register.

Content: Information regarding any change in the membership of the supervisory board.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §106.

D. Publication of Actions

Mode: Publication in the stock corporation's designated gazette.

Content: Notice of the commencement of any action to set aside as voidable resolutions of the shareholders' meeting and any action for declaration of annulment of the stock corporation.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §§246, par. 4 and 275, par. 4.

E. Publication of the Concluding Statements of Special Auditors

Mode: Publication in the stock corporation's designated gazette.

Content: Concluding statement of special auditors.

Timing: Without unnecessary delay.

Source: German Stock Corporation Act §259 par. 5.

The Company will undertake to **continue to** furnish to the ~~Securities and Exchange Commission (the~~ "SEC" ~~)~~ on an ongoing basis the information listed above promptly after such information is made or is required to be made public, filed with DBAG and/or ~~BAWe~~**BAFin** and made public thereby, or distributed to security holders, in each case as described above. If the kind of information that the Company so makes or is required to make public, distributes or files shall change from that listed above, the Company will

undertake to furnish the SEC with a revised list reflecting such changes promptly following the end of the accounting period in which such changes have occurred.

We are enclosing English translations, versions or summaries of the documents and communications listed above that the Company has made public, or distributed to security holders, or which were required to be made public, filed or distributed **since the time of the Company's original submission to January 24, 2003.** ~~since the Company's most recently ended fiscal year. Pursuant to a resolution of the Board of Directors taken prior to the Initial Public Offering, the Company intends to publish interim reports on a quarterly basis beginning with the quarter of the fiscal year ended March 30, 2002.~~

This information is being furnished on behalf of the Company under paragraph (b)(1)(~~i~~**iv**) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please ~~provide the undersigned with the Commission file number to be used in connection with the furnishing of information by the Company pursuant to Rule 12g3-2(b). In addition, please~~ acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

If you have any questions or if we may provide you with additional information, please call collect the undersigned, telephone 011-49-69-2999-40 at White & Case, Feddersen, Stiftstrasse 9-17, 60313 Frankfurt am Main, Germany.

Very truly yours,

Joseph W. Marx

Enclosures

cc: Mr. Jens-Peter Stöhr
REpower Systems AG

SCHEDULE I

List of Information Made Public ~~by~~By REpower Systems AG since ~~January 1, 2001~~April 25, 2002:

1. ~~Notification~~Press Release, dated ~~March 28, 2002.~~January 7, 2003
2. Declaration of Conformity with Section 161 of the German Stock Corporation Act, dated December 23, 2002
3. Interim Report, dated November 29, 2002
4. ~~2.~~ Press Release, dated ~~March 28, 2002.~~November 29, 2002
5. Directors Dealing, dated October 18, 2002
6. Directors Dealing, dated October 15, 2002
7. Directors Dealing, dated October 10, 2002
8. ~~3.~~ Press Release, dated ~~March 26, 2002.~~October 7, 2002
9. ~~4. Press Release~~Directors Dealing, dated ~~March~~September 25, ~~2002.~~2002

~~5. Offering Memorandum, dated March 22, 2002.~~

~~6. Press Release, dated March 12, 2002.~~

~~7. Press Release, dated March 7, 2002.~~

~~8. Press Release, dated March 1, 2002.~~

~~9. Press Release, dated February 26, 2002.~~

10. ~~Press Release~~Directors Dealing, dated ~~January 31, 2002.~~September 23, 2002
11. ~~Press Release~~Directors Dealing, dated ~~January 22, 2002.~~September 23, 2002

~~12. Press Release, dated December 14, 2001.~~

~~13. Press Release, dated December 4, 2001.~~

~~14. Press Release, dated November 13, 2001.~~

~~15. Press Release, dated November 6, 2001.~~

12. ~~16. Press Release~~**Directors Dealing**, dated September 20, ~~2001.~~**2002**

~~17.~~

13. **Interim Report, dated August 30, 2002**

14. **Press Release, dated August 30, 2002**

15. Press Release~~, dated September 19, 2001.~~**, dated July 23, 2002**

16. **Press Release, dated July 2, 2002**

17. ~~18.~~ Press Release, dated May ~~2, 2001.~~**31, 2002**

1.

PRESS RELEASE

REpower's installed rated output in 2002 as a whole reaches 222.5 MW, up by around 68% on the same period in 2001.

Hamburg, January 7, 2003. REpower Systems AG (Neuer Markt, WKN 617703), a wind energy industry leader, recorded total rated output of 102.3 MW in Q4 2002, up from 76.3 MW in the same period in 2001. This means that REpower's rated output of 222.5 MW for 2002 as a whole is up by around 68% on the total rated output achieved in the same period in 2001 (around 132.8 MW).

In Q4, 71 wind turbines were commissioned, as against 62 in the same period in 2001. A total of 156 turbines were installed in 2002, compared with 125 turbines in 2001. In 2002 as a whole, 89% of the turbines installed belonged to the multi-megawatt class.

"With 71 turbines commissioned in Q4 2002, we managed to slightly exceed our forecast of 65 to 70 turbines, which was made on the basis of the results for the first nine months of the year, in the last quarter of fiscal year 2002", commented Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, on the installed rated output for Q4. "As expected our rated output of around 223 MW in 2002 as a whole will allow us to easily exceed the target of over 50% growth in total revenue (in figures: EUR 220 million) which we aimed at the time of our IPO", he added. "Overall, 2002 looks to have been a new record year for the German wind energy sector. We put newly installed rated output in Germany at around 3,200 MW", predicts Vahrenholt for fiscal year 2002 as a whole.

REpower will publish its results for fiscal year 2002 on March 26, 2003 at a financials press and analysts' conference to be held in Frankfurt.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has around 400 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nord-friesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France, Spain and Australia, among others.

Contact:

REpower Systems AG

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@REpower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@REpower.de

2.

Corporate Governance Code
REpower Systems AG

Declaration of conformity in accordance with section 161 of the AktG

The Managing Board and the Supervisory Board of REpower Systems AG declare that they comply with the recommendations of the Government Commission on the German Corporate Governance Code as published by the Federal Ministry of Justice on February 26, 2002 in the official section of the electronic Federal Gazette, with the exception of the points listed below, and that they will continue to comply with these recommendations in the future. The relevant measures to ensure this have been taken.

The following recommendations have not been implemented at present for the reasons set out below:

Number 5.1.2 (5)
Specification of an age limit for members of the Managing Board
The Supervisory Board appoints and dismisses the members of the Managing Board. Following an in-depth discussion, the Supervisory Board of REpower Systems AG has decided that it does not consider it appropriate to make membership of the Managing Board dependent on a fixed age limit.

Number 5.4.1 (2)
Specification of an age limit for members of the Supervisory Board
For nominations for the election of members of the Supervisory Board, care is taken to ensure that the Supervisory Board, at all times, is composed of members who have the knowledge, skills and professional experience (including in relation to the international activities of the Company) needed to properly complete their tasks, and who are sufficiently independent. Following an in-depth discussion, the Supervisory Board of REpower Systems AG has decided that it does not consider it appropriate to make membership of the Supervisory Board dependent on a fixed age limit.

Number 7.1.2 (2) second half-sentence
Public accessibility of the interim reports within 45 days of the end of the reporting period
In 2003, the company will consolidate various foreign subsidiaries and associates in its financial statements for the period for the first time. As such, REpower Systems AG has no experience on which to base any estimation of the time these companies will require to prepare their financial reports. This means that in 2003, the interim reports will be published later than 45 days, that is, within 60 days of the end of the reporting period in accordance with the "Rules and Regulations of the Neuer Markt".

The consolidated financial statements will be publicly accessible within 90 days of the end of the reporting period.

Hamburg, December 23, 2002

On behalf of the Managing Board

Prof. Dr. Fritz Vahrenholt

On behalf of the Supervisory Board

Dr. Detlef Wulf

3.

Interims Report

Report for the first nine months


THÖMEN
MM70



Dear Shareholders,

The public discussion in the weeks before this year's German parliamentary election about a possible shift in the political framework for wind energy due to a possible change in the ruling coalition came to an end when the Social Democrat/Green Party coalition emerged victorious on September 22, 2002. The coalition agreement dated October 16, 2002 that stipulates the continuation of the legal system of statutory feed-in fees creates a positive foundation for the future of wind energy in Germany. Against the backdrop of the Einspeisegesetz (Electricity Feed-In Act), the wind energy industry again experienced growth with around 1,900 megawatts installed in just the first nine months of 2002 – estimates indicate that the current record of 2,659 megawatts for the twelve months of 2001 will be exceeded in 2002. The wind energy industry is once again one of the growth sectors in a German economy experiencing difficult times.

REpower Systems AG also saw excellent performance in this positive market environment. The 120 megawatts from a total of 85 turbines installed in the first nine months by REpower compared to 56.5 megawatts and 53 turbines in the prior-year period underscore that we are right on course to meet our growth targets and also confirm the long-predicted trend toward larger turbines. We successfully held on to our ranking as the fifth largest manufacturer in Germany with a 6.2 percent market share in the third quarter of 2002.

Once again, we focused on the international expansion of REpower in defined target markets in order to prepare the Company in good time for growth abroad. The formation of the Australian joint venture Notus Energy and the preparations for the formation of Canada-based REpower Wind Corp. are a substantial step in this direction – our strategy is always to seek out strong local partners. In Australia, we have teamed up with the NOTUS Power Partners consortium, which is composed, among other companies, of two subsidiaries of the Australian Downer EDI Group. In Canada, REpower Wind Corp. is partnering with Northland Power, a power utility, and the city of Sudbury, Ontario to develop the first wind farm in the region.

With regard to the expansion of our product range, we are pleased to present another REpower development project: the previously announced two-megawatt turbine with an increased rotor diameter – the REpower MM 82. The prototype of this turbine features a rotor diameter of 82 meters and is expected to be constructed as early as spring 2003. We will be able to market the REpower MM 82, which is based on the MD platform, as a financially attractive and competitive product. The development of our flagship offshore REpower 5M project is also progressing. The master prototype of the world's largest rotor with a diameter of over 125 meters for the REpower 5M is being constructed by our partner, Denmark-based LM Glasfiber, which is the global market leader in rotor blades.

REpower's satisfactory business development is also reflected in our figures for the third quarter. In this period, we were able to generate total revenue of EUR 64.1 million (2001: EUR 32.6 million) and a strongly positive EBIT figure of EUR 8.8 million as compared to the third quarter of 2001 (EUR -0.3 million). This results in total revenue amounting to EUR 139.5 million (2001: EUR 79.5 million) overall for the first nine months with EBIT of EUR 8.2 million.

Our performance in the fourth quarter will be decisive, however – in previous years, around 50 percent of total revenue was generated in this period. About 40 turbines have already been erected in October and November, and we anticipate completing a number of 25-30 turbines in December in accordance with our project planning. Against this backdrop, we are very optimistic about the Company's overall performance for the fiscal year and are confirming our growth target of over 50 percent with regard to installed rated output (megawatts), as well as total revenue, and intend to generate a double-digit EBIT margin.

I hope that the Company's excellent financial results will also positively impact our share price development, so that you – our shareholders – can also benefit from the success of REpower Systems AG.

Sincerely,
Fritz Vahrenholt

Market development

Development in Germany

According to the Bundesverband Windenergie (German Wind Energy Association), the wind energy sector in Germany is headed for another record year based on the figures for the first nine months. By the end of September 2002, 1,377 new wind turbines with a total output of 1,889 megawatts had been constructed. Measured against the increase in the first nine months of 2001 (1,399 megawatts from January to September 2001), this represents growth of approximately 35 percent. A total of around 12,800 wind turbines with a total output of about 10,650 megawatts have already been installed across Germany. Compared to the total rated output as of the end of 2001, this represents an increase of 20 percent. On the whole, the Bundesverband Windenergie anticipates that the positive trend of the first nine months will continue throughout the rest of 2002: the organization projects that the prior-year figure of 2,659 megawatts will be exceeded by newly installed rated output totaling approximately 3,000 megawatts.

The German parliamentary elections on September 22, 2002 were a key event this year for the German wind energy industry. Pre-election discussions concerned the possibility that the German government's stance to date on promoting wind energy, which was guaranteed in the Erneuerbare-Energien-Gesetz (EEG – Renewable Energy Act), might not continue. However, the coalition agreement negotiated by the Social Democrat-Green Party ruling coalition (October 16, 2002) cements the future political framework for wind energy in Germany: according to this agreement, the EEG and the government's policy of promoting renewable energies will be developed further with the aim of doubling the share of total electricity generation and primary energy consumption attributable to renewable energy sources by no later than 2010 (compared to the baseline year of 2000). In terms of offshore facilities, the goal is for wind turbines with a rated output of at least 500 megawatts to be installed by 2006 and turbines with output of 3,000 megawatts to be constructed by 2010. The time limit on support stipulated in the EEG has been updated in line with these goals.

International development

By mid-2002, wind turbines with a total rated output of 26,500 megawatts had been installed worldwide, with around 2,000 megawatts of this total being installed in the first six months of 2002. Europe continues to lead the world in the wind energy sector with 20,000 megawatts installed. In an international comparison, Germany takes the number one spot with over 10,000 megawatts of installed capacity, ahead of the USA (4,300 megawatts), Spain (3,750 megawatts), and Denmark (2,600 megawatts). *(Source: press release by the Bundesverband Windenergie dated October 11, 2002)*

Offshore development

To date, all completed offshore wind energy projects or those in the concrete planning stages are located within the European Union member states. Although initial offshore wind farms have already been built abroad, offshore wind energy generation is still in its infancy with installed capacity of only around 80 megawatts worldwide. Denmark and Sweden began relatively early with the construction of the first pilot offshore wind farms in the coastal waters of the Baltic Sea. The world's largest offshore wind farm ("Horns Rev") with total output of 160 megawatts was constructed in Denmark in the third quarter of 2002. *(Source: press release by the Bundesverband Windenergie dated October 11, 2002)*

In Germany, the federal government has made the construction by 2030 of offshore wind farms with a total of 20 gigawatts of capacity a stated political goal (short-term goals, see above – coalition agreement dated October 16, 2002). No offshore projects have been completed in Germany to date because there are two challenges that must first be addressed. On the one hand, there are technical difficulties involved in planning the German projects at considerable distances from the coast and in deep waters. On the other, connecting the wind farms planned by the German government, which have a total output of 20 gigawatts, to the German electrical grid poses certain problems as well. The industry is, however, pleased to see utilities such as E.on participating in the development of offshore wind farms. At this time, 30 applications have been submitted for offshore wind farms in Germany; five of these are in the Baltic Sea and 25 in the North Sea. The only project that has received approval to date is the pilot phase of the "Borkum West" wind farm planned by Prokon Nord. (Sonne, Wind & Wärme 11/2002, pp. 72 ff.).

Key Figures REpower Systems-Group

Key Figures for the Group	Jul. 1, 2002 -Sep. 30, 2002	Pro-Forma Jul. 1, 2001 -Sep. 30, 2001	Jan. 1, 2002 -Sep. 1, 2002	Pro-Forma Jan. 1, 2001 -Sep. 1, 2001
Revenue in EUR thou.	64,220.8	11,101.2	137,439.3	61,359.7
Total revenue in EUR thou.	64,106.9	32,555.9	139,453.1	79,490.8
Loss from operations in EUR thou.	8,752.1	-266.5	8,152.3	1,413.7
Result before income taxes and minority interest in EUR thou.	8,791.2	-697.7	7,973.6	159.6
Result before minority interest in EUR thou.	5,178.6	-432.0	4,631.8	82.6
Net loss in EUR thou.	5,047.6	-763.7	4,383.1	-262.0

	Sep. 30, 2002
Total assets in EUR thou.	164,336.6
Shareholders' equity in EUR thou.	98,154.9
Equity ratio in %	59.7
Number of no-par value shares weighted average (1 EUR)	4,807,791
Issue price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00
Closing price on September 30, 2002 in EUR	19.73
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

Business development

Total revenue development

Including the financial data from consolidated associates, and in particular from Denker & Wulf AG, the REpower Systems Group generated consolidated total revenue of EUR 139.5 million. This represents growth of 75 percent compared with total revenue for the first nine months of 2001 totaling EUR 79.5 million. The figure for the first three quarters of 2002 corresponds to 95 percent of total revenue for 2001 as a whole.

Earnings

In the third quarter of the current fiscal year, the Company recorded earnings before interest and taxes (EBIT) of EUR 8,752 thousand compared with EBIT of EUR -267 thousand in the prior-year period. In the first nine months of 2002, EBIT amounted to EUR 8,152 thousand. Staff costs rose in the 2001 reporting period by EUR 5,462 thousand to EUR 12,544 thousand, up from EUR 7,082 thousand in the comparable 2001 period. Nonetheless, REpower was able to achieve a substantial improvement in EBIT.

Development in Germany

REpower succeeded in expanding its customer base once again in the third quarter of 2002 by adding numerous private investors, as well as the listed company Umweltkontor Renewable Energy AG, Erkelenz. The Company also won additional orders for new repowering projects in the period under review. At the Wöhrden site, two older 250 kilowatt turbines will be replaced with two REpower MD 70s with a rated output of 1.5 megawatts each, while the Lindewitt-Sillerup site will see replacement of two existing 250 kilowatt turbines with a 1.5 megawatts REpower MD 77 turbine and a 1.0 MW REpower 57/1000 turbine.

At the nine-month mark REpower is still the fifth largest turbine manufacturer in Germany with a market share of 6.2 percent (Bundesverband Windenergie; press release dated October 11, 2002).

International development

The third quarter was again dominated by REpower's push to internationalize its operations in its defined target markets. At the start of the third quarter, the joint venture Notus Energy Pty. Ltd. was formed in conjunction with the Australian NOTUS Power Partners consortium. This joint venture will initially market the REpower MD 70/77 with a rated output of 1.5 megawatts in Australia and New Zealand and is then scheduled to manufacture the turbines under license on site in a planned second phase. The newly formed joint venture, which has already launched its business activities at the headquarters of Walkers Pty Ltd., Maryborough (a partner in the consortium), is the first joint venture between a foreign wind turbine manufacturer and a local partner on the Australian market.

In addition to Australia and the UK, Canada is also one of REpower's important new foreign markets. In the period under review, preparations were made to form REpower Wind Corp., a joint venture with a Canadian consortium. The joint venture aims to construct the first wind farm project with a planned capacity of around 50 megawatts for the city of Sudbury, Ontario. REpower Wind is the preferred supplier for the city of Sudbury and Northland Power for the development of the wind farm in accordance with the memorandum of understanding agreed by the city of Sudbury, Toronto-based utility Northland Power, and REpower Wind Corp. The project is expected to involve the erection of REpower 750 KW class turbines at this site.

After the erection of the first turbine by the REpower joint venture "Les Vents de France" in Cote de l'Epinette (in the Champagne region of France) in August 2002, which is currently the largest turbine in France, the distribution and licensing agreement signed in February 2002 with Meidensha Corporation, Japan, is now producing results as well: the first REpower MD 70 turbine, with a rated output of 1.5 megawatts, was commissioned from REpower and will be erected at a site near Ten No Cho, Japan.

Revenue and order development

The customer orders processed by the REpower Systems Group are shown below:

Wind turbine model	Jul. 1, 2002 – Sep. 30, 2002		Jul. 1, 2001 – Sep. 30, 2001		Jan. 1, 2002 – Sep. 30, 2002		Jan. 1, 2001 – Sep. 30, 2001	
	Number	Megawatts	Number	Megawatts	Number	Megawatts	Number	Megawatts
MM 70					1	2.00		
MD 70/77	33	49.50	12	18.00	74	111.00	17	25.50
57/1000	3	3.00			3	3.00	8	8.00
48/750							1	0.75
48/600	1	0.60	13	7.80	7	4.20	37	22.20
Total	37	53.10	25	25.80	85	120.20	63	56.45

Orders processed by wind turbine model for Q3 and the first nine months of 2002 and 2001

The table indicates that the number of wind turbines commissioned rose from 63 in the first nine months of 2001 to 85 in the comparable period of 2002. This corresponds to a growth rate of 35 percent. The rise in sales volume can be seen even more clearly in the total rated output, which more than doubled from 56.45 megawatts to 120.20 megawatts in the first three quarters of 2001. One cause of this increase is the continual growth in demand for large turbines with a rated output of 1.5 megawatts.

The following table shows the REpower Systems Group's booked business as of September 30, 2002 and September 30, 2001:

Wind turbine model	Sep. 30, 2002		Sep. 30, 2001	
	Number of wind turbines	Total capacity in Megawatts	Number of wind turbines	Total capacity in Megawatts
MM 70	50	100.0		
MD 70/77	112	168.0	36	54.0
57/1000	13	13.0		
48/600			14	8.4
Total	175	281.0	50	62.4

REpower Systems Group's booked business as of September 30, 2002 and September 30, 2001.

The table shows that purchase agreements for 175 wind turbines with a total rated output of 281.0 megawatts had been concluded by the end of September 2002. Measured against the comparable nine-month period in the previous year (50 wind turbines with a rated output of 62.4 megawatts), this represents a 250 percent increase in the number of wind turbines commissioned and a 350 percent rise in total rated output.

The turbines currently listed under booked business will be erected in Q4 2002 and in 2003. In addition, the Group's consolidated associate, Denker & Wulf AG, expects that it will be able to realize projects with a total of around 35 wind turbines in Q4.

Employees

The number of staff employed by the REpower Systems Group as of September 30, 2002 totaled 390.

A total of 240 staff were employed as of September 30 of the previous year; the number of employees thus increased by 150 within one year. The increase took place in the following areas in particular: services (47), development centre (22), technical support (14), international projects (15).



Research and development

In the period under review, the pp 82 rotor blade was developed for REpower Systems AG's new product, the REpower MM 82 turbine with a rated output of 2 megawatts, which is being manufactured to order by Abeking & Rasmussen. The pp 82 is a highly innovative rotor blade. Featuring a carbon fiberglass hybrid structure, these blades weight the same as the blades for the MD 70 and therefore provide the key to the excellent profitability of the MM 82. Series production of the pp 77 rotor blades also produced by Abeking & Rasmussen for the 1.5 megawatts REpower MD 77 turbine started successfully, with measurement results validating the special design of the blades.
The results of the field measurements taken of the prototypes of the high-wind MM 70 turbine (with a rated output of 2 megawatts) constructed at the end of May were also satisfactory: the smooth test operation of the MM 70 to date demonstrated that the power curve is well beyond expectations. This turbine stands out due to its relatively high output, thanks to its availability of over 97 percent demonstrated in test operation.
The development of the 5M offshore turbine is also on schedule. The Danish rotor blade manufacturer LM Glasfiber, which is the cooperation partner named by REpower for development of the rotor blade for this turbine, has already begun constructing the master prototype of the 125 m-diameter rotor for the REpower 5M, currently the largest rotor in the world. In the period under review, REpower was one of the first manufacturers to achieve compliance with the new grid feed-in requirements ("E.on requirements"). This ensures that REpower's multi-megawatt turbines can be connected to the power grid across Germany in 2003.

The prototype for the new 2-megawatt turbine "REpower MM 82" with a rotor diameter of 82 meters will be erected as early as spring 2003. In addition, a 60 Hz version of the MD and MM turbines is currently in development for the Japanese and North American markets in 2003. REpower is also planning to develop an onshore variant of its 5-megawatt REpower 5M offshore turbine. This means that the development of the 3-megawatt MMM turbine that was initially planned has now been postponed. In REpower's opinion, 3-megawatt turbines will mainly be used as an intermediate step in the offshore market and – as far as Germany is concerned – will only be a niche market for specific locations. REpower will be able to adequately serve this niche with the onshore version of the REpower 5M, particularly as it can be provided for the same specific prices as the projected REpower MMM. With the MM 82, which we can manufacture at significantly lower specific costs than the 3-megawatt turbine we had originally planned, we will be able to offer our customers an extremely competitive turbine.

Outlook

REpower Systems AG is very optimistic about the prospects for the fourth quarter, as well as for fiscal 2002 as a whole. We anticipate that REpower will meet its revenue growth target of over 50 percent and generate a double-digit EBIT margin in view of the around 40 turbines installed in the months of October and November 2002 alone, along with the orders of 25-30 turbines that will be completed in December 2002. Income from project development and from the licensing business will contribute substantially to the positive performance of our profit from operations in particular.

Shareholdings of the Management Board and the Supervisory Board

The Chairman of the Management Board, Prof. Dr. Fritz Vahrenholt, holds 23,300 no-par value shares of the Company. The members of the Management Board Jens-Peter Stöhr and Matthias Schubert hold 23,000 and 21,700 no-par value shares of the Company respectively.
Management Board member Hugo Denker indirectly holds around 40.37 percent of the voting rights in the Company in accordance with section 22 (1) No. 1 of the WpHG; he holds shares in subsidiaries which in turn hold voting rights in the Company.
The Management Board members Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are members of a voting pool and, as such, have agreed to exercise their voting rights jointly. As voting pool participants, Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr hold around 5.27 percent of the voting rights in the Company in accordance with section 22 (2) of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act).
The Chairman of the Supervisory Board, Dr. Klaus-Detlef Wulf, holds 7,700 no-par value shares of the Company. The Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck hold material interests in companies which hold 40.37 percent of the voting rights in the Company or to which these rights are attributable in accordance with section 22 (1) no. 1 (WpHG).

Consolidated balance sheet as of September 30, 2002 in accordance with IAS

Assets (EUR thou.)	Sep. 30, 2002	Dec. 31, 2001
Current assets		
Cash and cash equivalents	15,090.5	2,869.1
Short-term investments/marketable securities	2,979.3	0.7
Shares in project companies	1,995.0	1,992.1
Gross amount due from customers for contract work	22,576.1	2,664.1
Trade accounts receivable	35,339.0	26,383.1
Accounts receivable due from related parties	972.7	314.5
Receivables from project companies	2,168.5	1,726.3
Inventories	51,035.4	23,274.4
Deferred tax asset	5,015.7	0.0
Prepaid expenses and other current assets	6,540.9	4,679.3
Total current assets	143,713.2	63,903.4
Non-current assets		
Property, plant and equipment	17,174.7	13,961.6
Intangible assets	912.4	888.0
Goodwill	1,600.2	1,958.8
Investments	766.7	653.4
Notes receivable/loans	169.4	169.4
Total non-current assets	20,623.4	17,631.3
Total assets	164,336.6	81,534.7

Liabilities and shareholders' equity (EUR thou.)	Sep. 30, 2002	Dec. 31, 2001
Current liabilities		
Short-term debt and current portion of long-term debt	1,100.8	14,597.7
Trade accounts payable	18,148.7	10,765.9
Accounts payable due to related parties	13.2	552.4
Liabilities to project companies	0.0	825.2
Advance payments received	3,495.5	861.3
Accured expenses	17,851.7	13,863.5
Deferred revenues	2,603.6	70.4
Income tax payable	8,544.8	6,459.0
Deferred tax liability	4,913.1	381.0
Other current liabilities	1,195.6	8,039.1
Total current liabilities	57,867.1	56,415.4
Non-current liabilities		
Long-term debt, less current portion	6,450.7	7,273.0
Deferred tax liability	299.2	625.0
Total non-current liabilities	6,749.9	7,898.0
Minority interest	1,564.8	1,458.6
Shareholders' equity		
Share capital	5,401.2	3,401.2
Additional paid-in capital	79,385.7	3,376.5
Retained earnings/accumulated deficit	13,368.0	8,984.9
Total shareholders' equity	98,154.9	15,762.6
Total liabilities and shareholders' equity	164,336.6	81,534.7

Consolidated income statement for the period January 1, 2002 – September 30, 2002 in accordance with IAS

Income statement (EUR thou.)	Jul. 1, 2002 -Sep. 30, 2002	Pro forma Jul. 1, 2001 -Sep. 30, 2001	Jan. 1, 2002 -Sep. 30, 2002	Pro forma Jan. 1, 2001 -Sep 30, 2001
Revenues	64,220.8	11,101.2	137,439.3	61,359.7
Changes in inventories of finished goods and work in progress	-113.9	21,465.7	2,013.8	18,131.1
Production of own fixed assets capitalized	0.0	-11.0	0.0	0.0
Total revenues	**64,106.9**	**32,555.9**	**139,453.1**	**79,490.8**
Other operating income	101.5	343.5	373.2	1,045.0
Cost of purchased materials and services	-47,712.3	-28,167.1	-105,549.7	-62,700.3
Personnel expenses	-4,696.3	-2,418.1	-12,543.9	-7,081.7
Depreciation and amortization	-613.2	-419.6	-1,654.7	-1,217.7
Amortization (and impairment) of goodwill	-113.1	-113.1	-339.3	-339.3
Other operating expenses	-2,321.4	-2,048.0	-11,586.4	-7,783.1
Operating income / loss	**8,752.1**	**-266.5**	**8,152.3**	**1,413.7**
Interest income and expense	53.9	-320.6	-163.9	-1,139.2
Income from investments	0.0	0.0	0.0	0.3
Write downs on financial assets and short term investments	-14.8	-110.6	-14.8	-114.8
Result before income taxes (and minority interest)	**8,791.2**	**-697.7**	**7,973.6**	**159.6**
Income tax	-3,604.5	-266.6	-3,309.7	-61.0
Other tax	-8.1	-0.9	-32.1	-15.8
Result before minority interest	**5,178.6**	**-432.0**	**4,631.8**	**82.8**
Minority interest	-131.1	-331.7	-248.8	-344.8
Net income / loss	**5,047.6**	**-763.7**	**4,383.1**	**-262.0**
Net income per share	0.93	-0.23	0.91	-0.08
Weighted average shares outstanding	5,401,198	3,295,636	4,807,791	3,085,671

Consolidated cash flow statement for the first nine months 2002

Cash flow statement (EUR thou.)	Sep. 30, 2002	Pro forma Sep. 30, 2001
Cash flows from operating activities:		
Net profit/loss	4,383.1	-262.0
Adjustments for:		
Minority interest	106.1	-641.2
Depreciation and amortization	1,994.0	1,557.0
Increase/decrease in provisions and accurals	3,988.2	-1,330.2
Losses/gains on the disposal of fixed assets	0.0	0.0
Change in net working capital	-51,314.6	-6,376.3
Net cash provided by / used in operating activities	**-40,843.2**	**-7,052.7**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	163.0	0.0
Purchase of property, plant and equipment	-5,258.2	-6,193.7
Proceeds from sale of equipment	109.1	64.0
Net cash used in investing activities	**-4,986.1**	**-6,129.7**
Cash flows from financing activities:		
Proceeds from issuance of share capital	82,000.0	3,647.0
net IPO expenses	-6,651.7	0.0
Withdrawals by original shareholders	0.0	-6,754.2
Adjustment pro forma minority interest (01.01.2001)	0.0	-1,238.4
Proceeds from short or long-term borrowed	0.0	0.0
Cash repayments of amounts borrowings	-822.3	-862.7
Net cash provided by/ used in financing activities	**74,526.3**	**-5,208.3**
Net increase/decrease in cash and cash equivalents	**28,697.0**	**-18,390.7**
Cash and cash equivalents at beginning of period	-11,728.6	-10,069.1
Cash and cash equivalents at end of period	**16,968.4**	**-28,459.8**
Cash and short term investments	18,069.2	4,085.4
Short-term debt	-1,100.8	-32,545.2
Cash and cash equivalents at end of period	**16,968.4**	**-28,459.8**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2002 to September 30, 2002 were prepared on the basis of the single-entity financial statements of all consolidated companies in accordance with the HGB (German Commercial Code) and adapted to IASs. The required consolidation entries were taken into account and the applicable IAS rules regarding recognition and measurement were observed.
The standards of the IASB (International Accounting Standards Board) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2001. The accounting policies applied to the consolidated financial statements for 2001 were applied unchanged to the consolidated interim financial statements as of September 30, 2002. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements for the first nine months. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.
To aid comparison, the consolidated balance sheet as of September 30, 2002 contains the corresponding figures from the annual financial statements as of December 31, 2001. The consolidated income statement includes the prior-year amounts as of September 30, 2001 (pro forma amounts). It was necessary to calculate pro forma amounts because REpower Systems AG did not prepare an interim financial report in accordance with HGB or IAS as of September 30, 2001. The same applies for the calculation of earnings per share in the prior-year period.
During the period between September 30, 2002 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

The following German companies were included in consolidation in the period under review:

	Proportion of ordinary share capital held by the Group	
	Sep. 30, 2002 [in %]	Dec. 31, 2001 [in %]
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI. GmbH & Co. KG	73.68	73.68
Regenerative Energiewandlung REW GmbH	84.15	84.15

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the commercial register as a commercial partnership under the name Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001, the company's legal form was changed to that of a Kapitalgesellschaft.
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.
The companies consolidated have not changed since publication of the annual financial statements for the period ended December 31, 2001. Foreign subsidiaries will be included for the first time in the consolidated financial statements for the period ended December 31, 2002. In addition – as in the consolidated financial statements as of December 31, 2001 – a total of 58 companies were not consolidated for reasons of materiality.

Notes to the balance sheet

Total assets increased by EUR 82,802 thousand against the comparable prior-year period. This development mostly relates to current assets. Cash and cash equivalents rose by EUR 12,221. Some of the cash and cash equivalents raised by the IPO were used to acquire securities, with the result of increasing marketable securities by EUR 2,979. Future receivables from manufacturing orders increased by EUR 19,912. In addition, trade receivables rose by EUR 8,956 because of the higher order volume. Inventories, consisting of raw materials and consumables as well as wind turbines under development, increased by EUR 27,761 thousand as of the balance sheet date. In general, this reflects the high volume of business in September 2002 and the preparations for the expected increase in revenue in Q4 2002. The other items of current assets did not change materially, with the exception of current deferred tax assets. Deferred tax assets increased to EUR 5,015 thousand as a result of future tax benefits relating to the negative interim result for the first nine months in accordance with HGB. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor increase.

Shareholders' equity increased by EUR 82,392 thousand, primarily due to the IPO on March 22, 2002. A capital increase was implemented for the IPO against the issue of two million new no-par value shares with a notional value of EUR 1.00 per share. The premium of EUR 80 million resulting from the IPO was appropriated to the share premium account. The costs of the IPO, less the related income tax benefit, are recognized on the balance sheet as a reduction in the share premium in accordance with the provisions of SIC 16.6.

The Company's liabilities consist of EUR 57,867 thousand in current liabilities and EUR 6,750 thousand in noncurrent liabilities. Current liabilities increased by EUR 1,452 thousand as of the nine-month reporting date. The decline of EUR 13,497 thousand in current liabilities to banks was due to the fact that that the cash and cash equivalents from the IPO were used to reduce the Company's liabilities. At the same time, trade payables increased by EUR 7,383 thousand due to the increased order volume. Income tax payable increased by EUR 2,086 thousand as a result of tax deferrals for subsidiaries.

Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Revenue of EUR 139,453 thousand was generated from the sale of wind turbines and wind farms and from service and license earnings in the first nine months of 2002. Compared to the prior-year period, this represents an absolute increase in revenue of EUR 59,962 thousand, or a relative increase of 75 percent. At the same time, a higher number of employees caused staff costs to rise to EUR 12,544 thousand (in the pro forma comparable period: EUR 7,082 thousand), while the Company's increased business activities caused other operating expenses to rise to EUR 11,586 thousand (in the pro forma comparable period: EUR 7,783 thousand). These developments resulted in a nine-month profit of EUR 4,383 thousand.

Notes to the cash flow statement

The cash flow statement shows net cash from financing activities of EUR 74,526 thousand, which was primarily generated by the proceeds from the IPO, less the directly related costs. This inflow of funds was offset by net cash used in increased operating activities of EUR 40,843 thousand (mostly due to the increase in receivables and inventories) and net cash used in investing activities of EUR 4,986 thousand.

The cash flow statement as of September 30, 2002 was compared with a pro forma cash flow statement as of the prior-year reporting date. The pro forma cash flow statement as of September 30, 2001 reflects the cash flow between the nine months financial statements as of September 30, 2001 and the pro forma consolidated financial statements as of December 31, 2000. Any differences resulting from the reconciliation between the pro forma consolidated financial statements as of December 31, 2000 and the consolidated opening balance sheet as of January 1, 2001 are presented as special items under financing activities. These included a necessary adjustment to the minority interest in equity, since a minority interest had already been assumed in the pro forma periods – in contrast to the actual situation – in order to aid comparability.

4.

PRESS RELEASE

REpower right on course after first nine months: 75% total revenue growth in first nine months of 2002 Significant rise in earnings before interest and taxes (EBIT) in Q3 2002

Hamburg, November 29, 2002. REpower Systems AG (Neuer Markt, German Securities Code/WKN 617703), a leading enterprise in the wind energy sector, has recorded total revenue of EUR 139.5 million in the first nine months of 2002, as against EUR 79.5 million in the prior-year period. This represents a 75% increase in the first nine months of 2002 as against the first nine months of 2001. With total revenue amounting to EUR 139.5 million, earnings before interest and taxes (EBIT) totaled EUR 8.2 million in the first nine months of 2002 as against EUR 1.4 million in the prior-year period – a substantial increase. In particular, this was a result of the positive development in EBIT, which totaled EUR 8.8 million in Q3 2002.

In the first nine months of 2002, 85 wind turbines were installed as against 63 in the prior-year period. This corresponds to a growth rate of around 35%. Installed rated output rose by roughly 113% from 56.5 megawatts in the prior-year period to 120.2 megawatts in the first nine months of 2002. With an installed rated output of 53.1 megawatts as against 25.8 installed megawatts in Q3 2001 (an increase of around 106%), the positive course of business in Q3 2002 made a particularly large contribution to the satisfactory developments in the first nine months of 2002.

EBIT of EUR 8.8 million was generated in Q3 of the current fiscal year, as against EUR -0.3 million in Q3 2001. This represents a substantial increase in earnings for Q3 2002 as against Q3 2001. For the first nine months of 2002, this has resulted in EBIT of EUR 8.2 million as against EUR 1.4 million in the prior-year period.

Net profit for the first nine months of 2002 amounted to EUR 4.4 million, after a net loss of EUR -0.3 million in the comparable prior-year period. Earnings per share were EUR 0.91 after EUR -0.08.

As of the end of September 2002, booked business listed sales agreements for wind turbines with a total rated output of 281 MW, which corresponds to an order volume of around EUR 240 million. These turbines will predominantly be erected in Q4 2002 and

2003. This represents an extremely large increase in rated output compared with the order situation at the end of the first nine months of 2001 (62,4 megawatts and an order volume of EUR 57.1 million). In addition, the company's consolidated associate Denker & Wulf AG expects to be able to realize further projects involving a total of around 35 wind turbines (roughly 50 megawatts) in the current year.

On the basis of booked business and projects realized to date, REpower's progress in the current fiscal year is fully in line with planning. "40 turbines have already been erected in October and November 2002. We are planning to erect around 25 to 30 turbines in December, and so we are assuming that we will easily exceed our growth target of more than 50% or EUR 220 million total revenue," said REpower CFO Jens-Peter Stöhr, commenting on the prospects for fiscal year 2002 as a whole. "Given a double-digit EBIT margin, we expect to see a similar growth rate for our net profits as for our total revenue," he continued.

"At the time of the IPO, we forecast an increase in total revenue of more than 50% for 2002 and 2003. We are confirming this guidance and are planning to generate total revenue in excess of EUR 330 million in the coming fiscal year. We will also be aiming for a double-digit EBIT margin in 2003," was how Stöhr describes the outlook for the coming fiscal year. Together with the projects already planned for 2003, current booked business already provides a good basis for the growth the company hopes to achieve in 2003.

In view of these positive future prospects, Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG, announced: "If we achieve the goals forecast for fiscal 2002, particularly with regard to the expected increase in earnings, the Managing Board of REpower Systems AG intends to propose to the Supervisory Board and the General Meeting in May 2003 that a portion of the net profits generated in 2002 be distributed to our shareholders as a dividend payment."

In the first nine months of 2002, REpower System AG continued to expand its development program. The prototype for the new 2-megawatt turbine "REpower MM82" with a rotor diameter of 82 meters will be erected as early as spring 2003. In addition, a 60 Hz version of the MD and MM turbines is currently in development for the Japanese and North American markets in 2003. REpower is also planning to develop an onshore variant of its 5-megawatt REpower 5M offshore turbine. This means that the development of the 3-megawatt MMM turbine that was initially planned has now been postponed. "In REpower's opinion, 3-megawatt turbines will mainly be used as an

intermediate step in the offshore market and – as far as Germany is concerned – will only be a niche market for specific locations. REpower will be able to adequately serve this niche with the onshore version of the REpower 5M, particularly as it can be provided for the same specific prices as the projected REpower MMM," said Matthias Schubert, CTO of REpower Systems AG, explaining the new focus of REpower's development program. "With the MM 82, which we can manufacture at significantly lower specific costs than the 3-megawatt turbine we had originally planned, we will be able to offer our customers an extremely competitive turbine," said Schubert on REpower Systems AG's newly announced product.

Annex
REpower Systems Group – key figures

Kennziffern Konzern nach IAS	01/07/02–30/09/02	Pro forma 01/07/01–30/09/01	01/01/02–30/09/02	Pro forma 01/01/01–30/09/01
Revenue in EUR thou.	64,220.8	11,101.2	137,439.3	61,359.7
Total revenue in EUR thou.	64,106.9	32,555.9	139,453.1	79,490.8
Earnings of operations in EUR thou.	8,752.1	-266.5	8,152.3	1,413.7
Earnings before income taxes and minority interest in EUR thou.	8,791.2	-697.7	7,973.6	159.6
Earnings before minority interest in EUR thou.	5,178.6	-432.0	4,631.8	82.8
Net profit/loss in EUR thou.	5,047.6	-763.7	4,383.1	- 262.0

	Sep. 30, 2002
Total assets in EUR thou.	164,336.6
Shareholders' equity in EUR thou.	98,154.9
Equity ratio in %	59.7
Number of no-par value shares* (EUR 1)	4,807,791
Earnings per share in EUR	41.00
Neuer Markt issue price in EUR	42.00
Closing price on Sept. 30, 2002 in EUR	19.73
Initial listing on the Neuer Markt in EUR	March 26, 2002

*weighted average

Order processing by wind turbine model for the third quarter and the first nine months of 2002 and 2001

	Q3 2002		Q3 2001		Q1 – Q3 2002		Q1 – Q3 2001	
	Jul. 1- Sep. 30		Jul. 1- Sep. 30		Jan. 1- Sep. 30		Jan. 1- Sep. 30	
Wind turbine model	Number	MW	Number	MW	Number	MW	Number	MW
MM 70					1	2.00		
MD 70/77	33	49.50	12	18.00	74	111.00	17	25.50
57/1000	3	3.00			3	3.00	8	8.00
48/750							1	0.75
48/600	1	0.60	13	7.80	7	4.20	37	22.2
	37	**53.10**	**25**	**25.80**	**85**	**120.20**	**63**	**56.45**

Booked business REpower Systems Group as of September 30, 2002 and September 30, 2001

	Sep. 30, 2002		Sep. 30, 2001	
Wind turbine model	**Number of wind turbines**	**Total output in MW**	**Number of wind turbines**	**Total output in MW**
MM 70	50	100.0	0	0.0
MD 70/77	112	168.0	36	54.0
57/1000	13	13.0	0	0.0
48/600	0	0.0	14	8.4
	175	**281.0**	**50**	**62.4**

Installed turbines and rated output for each quarter for the years 2000 and 2001

	Q1	Q2	Q3	Q4	Year
2000					
Number of wind turbines	12	13	11	36	72
2001					
Number of wind turbines	16	22	25	62	125
Total rated output in MW	15.45	15.20	25.80	76.30	132.75

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has around 400 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France, Spain and Australia, among others.

Contact:

REpower Systems AG

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@REpower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@REpower.de

5.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On October 18, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Wulf

First Name: Klaus-Detlef

Position: Member of Supervisory Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: October 11, 2002

Rate/Price: 17.00

Currency: EUR

Number of Shares: 1,700

6.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On October 15, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Wulf

First Name: Klaus-Detlef

Position: Member of Supervisory Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: October 10, 2002

Rate/Price: 17.50

Currency: EUR

Number of Shares: 1,965

7.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On October 10, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Wulf

First Name: Klaus-Detlef

Position: Member of Supervisory Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: October 9, 2002

Rate/Price: 17.50

Currency: EUR

Number of Shares: 1,035

8.

PRESS RELEASE

REpower reports year-on-year growth rate of 106%, with a total installed rated output of 53 megawatts in Q3 2002

Hamburg, October 7, 2002. REpower Systems AG (Neuer Markt, WKN 617703), one of the leading companies in the wind energy sector, reached a total rated output of 53.1 megawatts in Q3 2002 in comparison with 25.8 megawatts in Q3 2001, a 105.8% increase. With a total rated output of 120.2 megawatts for the first nine months of 2002, the Company has exceeded the total rated output reported in the same period of 2001 (56.5 megawatts) by 113%.

37 wind turbines were erected during the third quarter in comparison with 25 in Q3 2001. The multi-megawatt class thus accounts for 87% of total turbines entered in the first nine months.

Booked business as of September 30, 2002 was for a total rated output of 281 megawatts (order volume of EUR 239.6 million) in comparison with booked business totaling 250.5 megawatts (order volume of EUR 211.8 million) as of June 30, 2002. This means that orders with a total rated output of 83.6 megawatts were won in Q3 2002. These turbines will be erected in 2002 and 2003.

"The positive development in Q3, both with regard to the continuing increase in booked business and the total rated output achieved, confirms once more that we are well on target to achieve our forecast growth target of over 50% for the fiscal year as a whole", commented Jens-Peter Stöhr, CFO of REpower Systems AG on the third quarter of 2002. "However, the fourth quarter is decisive because of the high level of seasonality inherent in the industry, accounting for more than 50% of total installed rated output in recent years. The Denker & Wulf AG subsidiary will contribute around 50% of the total number of turbines to be erected in Q4 2002 with its own projects", remarked Stöhr on the outlook for the full fiscal year.

REpower Systems AG's internationalization process, which it has been driving forward intensively over the past few months, is starting to bear its first fruits. After the erection of first turbine by the REpower joint venture "Les Vents de France" in Cote de L-'Epinette, France in August 2002, which is currently the largest turbine in France, REpower is now going to deliver its first turbine to Japan. The REpower MD 70 turbine,

with a rated output of 1.5 megawatts, was ommissioned from REpower by the leading Japanese electrical engineering manufacturer Meidensha Corporation (MEIDEN). The background to the order is the distribution and license agreement entered into by REpower and MEIDEN in February 2002. A condition for the agreement is that a successful market launch is completed in phase 1 (sales target: at least 15 wind turbines) before a license for production of REpower wind turbines locally will commence in the second phase.

The Company will be publishing its Q3 results on November 29, 2002.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact:
REpower Systems AG
Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@REpower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@REpower.de

9.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On September 25, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Wulf

First Name: Klaus-Detlef

Position: Member of Supervisory Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: September 25, 2002

Rate/Price: 17.70

Currency: EUR

Number of Shares: 3,000

10.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On September 23, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Prof. Dr. Vahrenholt

First Name: Fritz

Position: Member of Management Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: September 20, 2002

Rate/Price: 20.00

Currency: EUR

Number of Shares: 800

11.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On September 23, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Prof. Dr. Vahrenholt

First Name: Fritz

Position: Member of Management Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: September 20, 2002

Rate/Price: 20.29625

Currency: EUR

Number of Shares: 800

12.

REpower Systems AG

Directors Dealing Notice Made Public By German Corporation for Ad-hoc Publications (*Deutsche Gesellschaft für Ad hoc-Publizität mbH*) On September 20, 2002

Notice pursuant to Section 15a, Paragraph 1, Clause 1 of the German Securities Trading Act (*Wertpapierhandelsgesetz*)

Information on the person subject to registration:

Name: Stöhr

First Name: Jens Peter

Position: Member of Management Board

At: Issuer

Information on the Company subject to certain disclosure requirements:

Issuer: REpower Systems AG

German Securities Identification Number (WKN): 617703

ISIN: DE0006177033

Information on the transaction subject to the disclosure requirements:

Name of the security: REpower Systems AG Shares with no par value

ISIN/WKN of the security: 617703

Par Value: 0.0

Purchase/Sale: Purchase

Date of Purchase/Sale: September 19, 2002

Rate/Price: 20.8

Currency: EUR

Number of Shares: 1,300

13.

Interims Report

First Half-year 2002





Dear Shareholders,

In addition to REpower Systems AG's successful IPO on Frankfurt's Neuer Markt in spring 2002 – a milestone in the company's history – the first half-year 2002 was marked by positive developments in its operating business.

In the technology field, we were able to add a further turbine to the multi-megawatt class of our product portfolio the REpower MM, featuring a rated output of 2 megawatts. We again successfully employed our platform strategy to develop the REpower MM, based on the design concept of the MD 70/77. The results of measurements taken shortly after erecting the prototype of the REpower MM already revealed availability in excess of 97 percent. Furthermore, we have moved into the key development stage of our most ambitious project, the 5 megawatt turbine REpower 5M. REpower is collaborating with Danish company LM Glasfiber, the market leader in global rotor blade manufacturing, to develop the world's largest rotor with a total diameter measuring more than 125 meters.

In Germany, we were able to extend our customer base significantly; in addition to a large number of individual investors, we secured the Baden-Wuerttemberg power utility EnBW as a customer for REpower Systems AG wind turbines. This is reflected in our expansion of booked business, amongst other things. We have managed to increase our order backlog from around 88 megawatts at the end of fiscal 2001 to more than 250 megawatts in the period under review. This was accompanied by a pronounced rise in the number of turbines erected, with a total installed rated output of 67.1 megawatts in the first half-year 2002.

The internationalization of our business was a particular focus of our activities. We made significant advances in driving forward our relations in the Asian region, by the supply agreement to deliver key components to China, and the distribution and license agreement for the MD 70/77 signed with the leading Japanese electrical engineering manufacturer Meidensha Corporation. Moreover, we were able to make further progress in our defined target markets by forming the joint venture "Fermes Eoliennes de France" in France and preparing the joint venture "Notus Energy" in Australia.

In terms of our business development, we recorded a significant increase in our total revenue in the first half-year 2002 of 61 percent year-on-year to EUR 75.3 million. the second quarter 2002 result of EUR 2.6 million offset the seasonally weak results for the first quarter 2002 at EUR 3.2 million almost entirely. For fiscal 2002, we are confident we have a sound basis that will allow us to achieve our aims (double-digit EBIT margin and more than 50 percent revenue growth).

This positive business development is unfortunately not reflected in the development of our share price. After a positive start in the initial weeks following the IPO, REpower's share price was unable to escape the negative stock market trends, and the share price fell more or less in parallel with the Nemax All-Share index. This negative situation can be attributed to gloomy prospects for the economy as a whole and the serious erosion of investor confidence following the accounting scandals surrounding major international corporations. In addition, the wind energy sector in Germany was also affected by uncertainty regarding a potential change in the regulatory environment for the sector that may result from a change in government; this also caused share prices in the sector to fall. However, statements made by leading opposition politicians give us no reason to believe that the existing system of subsidies may be abandoned. Our goal is to make a fundamental contribution towards ensuring that the REpower share price rises when markets recover, by realizing our growth forecast of over 50 percent. We hope that you will support us in implementing this strategy.

Fritz Vahrenholt

Market development

Market development in Germany

According to a press release by the Bundesverband Windenergie e.V. (BWE) (German Wind Energy Association) on July 8, 2002, wind energy in Germany has recorded an all time growth record in the first half-year 2002. In the first six months of the year, 828 wind turbines with a total output of 1,087.7 megawatts were newly erected. Overall, around 12,250 wind turbines with a total rated output of around 9,840 megawatts had been installed nationwide as of the end of June 2002. This represents twelve percent growth as against the end of 2001. The currently installed rated output represents a potential 3.75 percent of power generated.

This figure constitutes growth of around 34 percent in the first half-year 2002 as against the increase in the total installed rated output of 821 megawatts in 2001, the previous record year. Normally, around two thirds of the total output installed in a year is produced in the second half, leading the BWE to revise its prediction for the newly installed rated output for the whole of 2002 to more than 3,000 megawatts in Germany.

The trend towards larger wind turbines continued in the first half-year 2002, according to the Deutsche Windenergieinstitut (German Wind Energy Institute) (DEWI Magazine No. 21, issue dated August 2002). The average output of all newly erected turbines amounted to 1,314 kilowatts, a year-on-year increase of around eight percent. In addition, eight wind turbines with an output of 3.17 megawatts were dismantled in the first half-year 2002 (among these one REpower-project) and replaced by larger turbines with a higher output ('repowering').

After the record year 2001 with an installed capacity of 2,627 megawatts, the positive development of the wind energy market in 2002 can be attributed to the introduction of the "Gesetz zum Vorrang Erneuerbarer Energien (EEG)" (German Renewable Energy Act) as of April 1, 2000, which sets out a fixed-price remuneration for power from renewable energy sources.

International Development

Despite the impressive growth in the rated output of new installations in the USA, Europe remains by far the most important global growth region, with 66 percent of the total installed rated output in 2001, according to BTM Consult (BTM Consult ApS, "International Wind Energy Development", World Market Update 2001, March 2002). This report also reveals that, after Germany, the European countries with the best conditions for growth (Spain at 1,050 megawatts in 2001 and Italy at 276 megawatts in 2001) are those which have implemented statutory fixed feed-in fees or tax incentive systems to promote renewable energy.

In addition to the USA at 1,625 megawatts in 2001, Canada is gaining importance in the American region. At the end of 2001, wind turbines were erected in Canada with a rated output of 207 megawatts – with 70 megawatts installed in 2001. Since December 2001, wind energy has been subsidized by the government. For the first ten years of operation, subsidies will be paid proportionate to the volume of power generated: the wind power production incentives. In addition to the financial support, the encouraging wind conditions and the objectives documented in the Kyoto Protocol to reduce greenhouse gases indicate that the wind energy sector will undergo rapid expansion in the near future.

In Asia, Japan (217 megawatts) and China (54 megawatts) emerged as strong growth regions in 2001, in addition to India, which is the largest market for wind energy with 236 megawatts. According to BTM Consult, Japan has the greatest growth potential, driven by the Japanese government's "Long-Term Energy Supply and Demand Outlook" which provides for Japanese utilities drawing 1.1 percent of their energy mix from renewable energies.

In the rest of the world, Australia represents the most significant market for wind energy. Last year, the Australian wind market was already one of the highest growth markets worldwide. Installations increased over the past year by 128 percent to an installed capacity of 72 megawatts. This development is promoted through certificate trading (Renewable Energy Certificates) for power generated using renewable energy technology. This aims to achieve the "Mandatory Renewable Energy Target", in other words, an increase in power generation from renewable energy sources of more than two percent over the base year 1997.

Key Figures REpower Systems-Group

Key Figures for the Group (in accordance with IAS)	Apr 1, 2002 - Jun. 30, 2002	Pro forma Apr 1, 2001 - Jun. 30, 2001	Jan 1, 2002 - Jun. 30, 2002
Revenue in EUR thou.	50,514.9	37,705.9	73,218.5
Gross revenue in EUR thou.	53,795.3	20,302.8	75,346.2
Loss from operations in EUR thou.	2,569.3	955.2	-599.8
Result before income taxes and minority interest in EUR thou.	2,689.7	322.9	-817.6
Result before minority interest in EUR thou.	1,577.2	210.9	-546.8
Net loss in EUR thou.	1,562.0	199.2	-664.5

	Jun. 30, 2002
Total assets in EUR thou.	162,207.4
Shareholders' equity in EUR thou.	93,107.1
Equity ratio in %	57
Number of no-par value shares (1 EUR)	4,506.170
Issue price in EUR	41.00
Initial quotation on the Neuer Markt in EUR	42.00
Closing price on June 30, 2002 in EUR	31.00
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

Business development

Total revenue development

Including the financial data from consolidated associates, in particular from Denker & Wulf AG, the REpower Systems Group generated a consolidated gross revenue of EUR 75.3 million, compared with the total revenue EUR 46.9 million for the first half-year 2001. This corresponds to growth of 61 percent. Due to the cyclical nature of the wind energy sector, the first half-year total revenue accounts for around a third of the anticipated total revenue for the year as a whole.

National development

The Company's operating result was again dominated mainly by revenues in Germany, where REpower successfully extended its customer base. In addition to many private investors, REpower secured the power utility EnBW Energie Baden-Württemberg AG and the Bremen project development company WPD AG.

In addition, REpower Systems AG increased its market share from 4 percent in the first half-year 2001 to 6.2 percent in the first half-year 2002 (BWE, press release dated July 8, 2002).



Internationalization

We made significant progress in the first half-year 2002, based on our targeted strategy of entering international markets with tailored market entry models. This process was successfully introduced at the beginning of the year with the distribution and licensing agreement for the 750 kilowatt turbine 48/750 as well as the 1,5 megawatt turbine MD 70/77 with one of the leading Japanese electrical engineering manufacturers, Meidensha Corporation. In China, supplying Goldwind Sc. & Technology Stock & Co with the key components for 60 wind turbines produced under REpower licenses represents a further expansion of our international relations in the Asian region.

REpower successfully implemented its entry into the Australian market by preparing the "Notus Energy" joint venture. This new joint venture, in which REpower Systems AG will have a 50 percent stake, represents the first joint venture undertaken between a local Australian partner and a wind turbine manufacturer from another country. The Australian shareholder NOTUS Power Partners is backed firstly by both subsidiaries of one of the largest listed Australian groups, Downer EDI - Downer Energy Systems, Australia's leading component supplier in the power generation sector and Walkers Pty. Ltd., specialized in production and manufacturing solutions. Secondly, R F Industries Pty. Ltd., Australia's largest distributor of products from the renewable energy sector, is a shareholder of NOTUS Power Partners. As a contractual partner of REpower Systems AG, "Notus Energy" will initially distribute the MD 70/77 from Repower's product portfolio, featuring a rated output of 1.5 kilowatts, in Australia and New Zealand. The wind turbines will be manufactured in Germany and then exported to Australia or New Zealand. After a successful product launch, in other words, after hitting the minimum agreed sales volume of 50 megawatts, the joint venture "Notus Energy" will enter its second phase and manufacture its own turbines locally under REpower licenses. REpower has thus again successfully entered another international market by working with a strong local partner.

In addition to the production joint venture "Le Vents de France", REpower has also entered into a joint venture with Belgian partner company Turbowinds in the first half-year 2002. The purpose of the newly formed "Fermes Eoliennes de France" is the project development of wind turbines in France. To achieve this, "Fermes Eoliennes de France" has at its disposal sites with a total rated output of 80 megawatts, which will be developed successively over the next few years. The first wind turbine sold in June 2002 in the Champagne region represents the start of a successful future for wind turbine sales in France.

The cancellation of the license agreement with the Spanish company Gamesa constitutes a significant development of REpower's international relations. Just a few month after concluding the licensing agreement Gamesa decided to discontinue manufacturing a 1.5 megawatts MD 70/77 turbine under license, and instead to develop its own 1.5 megawatts turbine and go its own way in product development. Now no longer subject to contractual limitations, REpower Systems AG can benefit from the freedom to develop the company's export activities. In countries such as Italy, Spain, Greece, Portugal and Brazil in particular, REpower Systems AG can enter into new alliances without restriction.

Earnings

In the second quarter of the current fiscal year, the Company recorded earnings before interest and taxes (EBIT) of EUR 2,569.3 thousand, almost completely offsetting the weak first quarter result of EUR -3,169.1 thousand and producing total EBIT for the first half-year 2002 of EUR -599.8 thousand. One factor behind the negative EBIT is increased staff costs, which rose by EUR 3,118.8 thousand from EUR 4,663.6 thousand in the first half-year 2001 to EUR 7,782.4 thousand in the reporting period. The REpower Systems Group has therefore readied itself for the expected increase in revenue in the second half of the year that will accompany the planned increase in earnings.

Revenue and order development

The settlement of customer orders received by the REpower Systems Group is shown below:

Wind turbine model	Apr. 1, 2002 – Jun. 30, 2002		Apr. 1, 2001 – Jun. 30, 2001		Jan. 1, 2002 – Jun. 30, 2002		Jan. 1, 2001 – Jun. 30, 2001	
	Number	Megawatts	Number	Megawatts	Number	Megawatts	Number	Megawatts
MM 70	1	2.00			1	2.00		
MD 70/77	34	51.00			41	61.50	5	7.50
57/1000			5	5.00			8	8.00
48/750							1	0.75
48/600	6	3.60	17	10.20	6	3.60	24	14.40
Total	41	56.60	22	15.20	48	67.10	38	30.65

Encouragingly, the number of wind turbines commissioned has increased from 38 in the first half-year of 2001 to 48 in the first half-year 2002, which corresponds to a growth rate of 26 percent. The rise in sales volume can be seen even more clearly in the total rated output, which more than doubled in the first half-year 2002 from 30.65 megawatts to 67.1 megawatts. The cause of this upward trend is the continual growth in demand for large turbines with a rated output of 1.5 megawatts.

The following table shows the REpower Systems Group's order backlog as of June 30, 2002 and June 30, 2001:

Wind turbine model	Jun. 30, 2001		Jun. 30, 2001	
	Number of wind turbines	Total capacity in Megawatts	Number of wind turbines	Total capacity in Megawatts
MM 70	50	100.0		
MD 70/77	93	139.5	38	57.0
57/1000	11	11.0		
48/600			23	13.8
Total	154	250.5	61	70.8

The table shows that purchase agreements for over 154 wind turbines with a total rated output of 250.5 megawatts had been concluded by the end of June 2002. Measured against the comparable prior-year figures (61 wind turbines with a rated output of 70.8 megawatts), this represents a 152 percent increase in the number of wind turbines commissioned and a 254 percent rise in total rated output.

The turbines currently listed under order backlog will be erected in the second half-year 2002 and 2003. In addition, the Group's consolidated associate, Denker & Wulf AG, expects that it will be able to realize projects with a total of around 50 wind turbines in the second half-year 2002. On this basis, the Company anticipates that it will be able to achieve a more than 50 percent increase in revenue in 2002 in comparison with 2001.

Employees

The number of staff employed by the REpower Systems Group as of June 30, 2002 totaled 348.

A total of 198 staff were employed as of June 30 of the previous year; the number of employees thus increased by 150 within one year.

Research and development

The erection of the prototype 2 megawatt MM 70 wind turbine with a rotor diameter of 70 meters extended REpower Systems AG's product portfolio to a total of six wind turbine models with rated outputs of 600 to 2000 kilowatts in the first half-year 2002. First measurements of the availability and power curve of the 2 megawatt wind turbine confirm that the platform strategy, which was also applied to the MM 70, has proven its worth in the development of a new turbine model: since its erection, the MM 70 has been recording an availability of over 97 percent. The 2 megawatt wind turbine with an increased rotor diameter for low-wind inland sites is currently being developed, again on the MD 70 platform.

In order to make production more flexible with a comparatively lower level of capital commitment, Repower's production strategy involves components being supplied by external sub-contractors by means of "dual sourcing", rather than produced by the Company itself. To optimize these outsourced components, REpower focuses on the development of its own expertise in component design. Considerable progress was made in this area during the reporting period. After the successful load testing of the prototype for the PP 77 rotor blade for the MD 77, which we developed ourselves, subcontracted series production commenced at Abeking&Rasmussen. In addition, work continued on the development of our own control system for wind turbines, with the prototype scheduled for completion by the third quarter 2003.



However, another focus of development activity in the first half-year was the design of the 5 megawatt wind turbine REpower 5M. After the completion of the feasibility study and the design concept, a further milestone was reached when a cooperation agreement was concluded with the world market leader in rotor blade manufacturing, Danish company LM Glasfiber. Together with LM Glasfiber, REpower is developing the world's largest rotor, with a diameter of over 125 meters, for the REpower 5M. A development team of ten people from LM Glasfiber and REpower worked in close cooperation on the design specification for the blade. The prototype of the rotor blade will be ready at the end of 2003. The erection of the REpower 5M prototype is planned for the beginning of 2004.

In services, a permanent monitoring system (PMS) enabling 24-hour remote monitoring of wind turbines was also introduced at REpower in the first half-year 2002. Round-the-clock monitoring is an important prerequisite for a comprehensive and rapid-response service in case of malfunctions; the PMS will therefore contribute to the increased availability, and thus the economic efficiency, of the wind turbines.



Our shares

REpower Systems AG's IPO, which was executed in a comparatively weak stock market environment on March 26, 2002, was completed successfully, with the initial quotation of EUR 42.00 priced 2.4 percent higher than the issue price of EUR 41.00. After remaining above its issue price for approximately four weeks, REpower shares were unable to escape the effects of the negative stock market environment in the period that followed. This was marked by uncertainties about the global economic situation and a possible change in the political conditions for wind energy that could result from a pending change of government in Germany. In addition, shareholder confidence has been badly shaken by accounting scandals and the insolvencies of prominent international corporations. On the last trading day of the reporting period, our share was quoted at EUR 31.00 (Xetra).

Repower's share price developed more or less in parallel with the Nemax All-Share during the reporting period, and is therefore in line with general stock market development.

To implement its policy of transparent and timely communication with the capital markets, REpower Systems AG has adopted many additional measures to supplement obligatory publications such as ad-hoc disclosures and quarterly reports. Investors, analysts and press representatives were kept regularly informed of current developments at the Company by means of numerous press releases and corporate news publications. Company strategy and its current implementation were explained at numerous meetings with analysts and investors - including an international investor conference. After the major roadshow in European financial centers in the run up to the IPO, another roadshow was held at the beginning of June 2002 in Frankfurt and London.

Outlook

Considering the very good order situation, REpower Systems AG is confident that it will be able to implement its growth target of over 50 percent. However, annual development will be largely determined by the fourth quarter, when over 50 percent of total revenue was recorded in the past two years. With regard to the profit from operations, Repower expects to be able to record a double-digit EBIT margin at the end of fiscal year 2002.

Shareholdings of the Management Board and the Supervisory Board

The Management Board members Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are members of a voting pool and, as such, have agreed to exercise their voting rights jointly. Each of these individuals holds around 0.4 percent of the shares in REpower Systems AG. As voting pool participants, Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr hold around 5.27 percent of the voting rights in the Company in accordance with section 22 (2) of the Wertpapierhandelsgesetz (WpHG - German Securities Trading Act). Management Board member Hugo Denker indirectly holds around 40.37 percent of the voting rights in the Company in accordance with section 22 (1) No. 1 of the WpHG; he holds shares in subsidiaries which themselves hold voting rights in the Company.
The Supervisory Board members do not hold any shares in the Company, nor are any shareholdings attributable to them in accordance with the WpHG. The Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck hold significant interests in companies which hold 40.37 percent of the voting rights in the Company to which these rights are attributable in accordance with section 22 (1) no. 1 (WpHG).

Consolidated balance sheet as of June 30, 2002 in accordance with IAS

Assets (EUR thou.)	Jun. 30, 2002	Dec. 31, 2001
Current assets		
Cash and cash equivalents	15,021.4	2,869.1
Short-term investments/marketable securities	9,964.4	0.7
Shares in project companies	2,007.1	1,992.1
Gross amount due from customers for contract work	20,549.0	2,664.1
Trade accounts receivable	39,505.6	26,383.1
Accounts receivable due from related parties	444.9	314.5
Receivables from project companies	1,843.2	1,726.3
Inventories	40,389.1	23,274.4
Deferred tax asset	5,520.8	0.0
Prepaid expenses and other current assets	7,782.4	4,679.3
Total current assets	**143,027.9**	**63,903.4**
Non-current assets		
Property, plant and equipment	15,534.5	13,961.6
Intangible assets	951.8	888.0
Goodwill	1,720.9	1,958.8
Investments	802.9	653.4
Notes receivable/loans	169.4	169.4
Total non-current assets	**19,179.5**	**17,631.3**
Total assets	**162,207.4**	**81,534.7**

Liabilities and shareholders' equity (EUR thou.)	Jun. 30, 2002	Dec. 31, 2001
Current liabilities		
Short-term debt and current portion of long-term debt	1,656.6	14,597.7
Trade accounts payable	20,357.3	10,765.9
Accounts payable due to related parties	13.9	552.4
Liabilities to project companies	352.0	825.2
Advance payments received	6,290.8	861.3
Accured expenses	15,776.7	13,863.5
Deferred revenues	2,415.5	70.4
Income tax payable	8,103.1	6,459.0
Deferred tax liability	2,280.2	381.0
Other current liabilities	3,275.8	8,039.1
Total current liabilities	**60,522.0**	**56,415.4**
Non-current liabilities		
Long-term debt, less current portion	6,841.9	7,273.0
Deferred tax liability	302.7	625.0
Total non-current liabilities	**7,144.6**	**7,898.0**
Minority interest	1,433.6	1,458.6
Shareholders' equity		
Share capital	5,401.2	3,401.2
Additional paid-in capital	79,385.7	3,376.5
Retained earnings/accumulated deficit	8,320.3	8,984.9
Total shareholders' equity	**93,107.1**	**15,762.6**
Total liabilities and shareholders' equity	**162,207.4**	**81,534.7**

Consolidated income statement for the period January 1, 2002 – June 30, 2002 in accordance with IAS

Income statement (EUR thou.)	Apr. 1, 2002 -Jun. 30, 2002	Pro forma Apr. 1, 2001 -Jun. 30, 2001	Jan. 1, 2002 -Jun. 30, 2002	Pro forma Jan. 1, 2001 -Jun. 30, 2001
Revenues	50,514.9	37,705.9	73,218.5	50,258.5
Changes in inventories of finished goods and work in progress	3,280.4	-17,403.1	2,127.7	-3,334.6
Production of own fixed assets capitalized	0.0	0.0	0.0	11.0
Total revenues	**53,795.3**	**20,302.8**	**75,346.2**	**46,934.9**
Other operating income	46.7	557.2	271.7	701.5
Cost of purchased materials and services	-41,372.9	-14,320.2	-57,837.4	-34,533.2
Personnel expenses	-4,203.9	-2,572.3	-7,847.6	-4,663.6
Depreciation and amortization	-569.6	-462.0	-1,041.5	-798.1
Amortization (and impairment) of goodwill	-113.1	-113.1	-226.2	-226.2
Other operating expenses	-5,013.2	-2,437.2	-9,265.0	-5,735.1
Operating income / loss	**2,569.3**	**955.2**	**-599.8**	**1,680.2**
Interest income and expense	120.4	-632.6	-217.8	-819.0
Write downs on financial assets and short term investments	0.0	0.3	0.0	0.3
Result before income taxes (and minority interest)	**2,689.7**	**322.9**	**-817.6**	**857.3**
Income tax	-1,099.7	-103.9	294.8	-327.6
Other tax	-12.8	-8.1	-24.0	-14.9
Result before minority interest	**1,577.2**	**210.9**	**-546.8**	**514.8**
Minority interest	-15.2	-11.7	-117.7	-13.1
Net income / loss	**1,562.0**	**199.2**	**-664.5**	**501.7**
Net income per share	0.29	0.07	-0.15	0.17
Weighted average shares outstanding	5,401,198	2,978,948	4,506,170	2,978,948

Consolidated cash flow statement for the first half-year 2002

Cash flow statement (EUR thou.)	Jun. 30, 2002	Pro forma Jun. 30, 2001
Cash flows from operating activities:		
Net profit / loss	-664.5	501.7
Adjustments for:		
Minority interest	-25.0	0.3
Depreciation and amortization	1,267.7	1,024.3
Increase/decrease in provisions and accurals	1,913.2	-1,391.5
Losses/gains on the disposal of fixed assets	54.9	0.0
Change in net working capital	-39,590.5	509.1
Net cash provided by / used in operating activities	**-37,044.2**	**643.9**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	0.0	0.0
Purchase of property, plant and equipment	-2,883.2	-3,412.8
Proceeds from sale of equipment	67.0	64.0
Net cash used in investing activities	**-2,816.2**	**-3,348.8**
Cash flows from financing activities:		
Proceeds from issuance of share capital	82,000.0	3,647.0
net IPO expenses	-6,651.7	0.0
Withdrawals by original shareholders	0.0	-6,754.2
Adjustment pro forma minority interest (01.01.2001)	0.0	-1,238.4
Proceeds from short or long-term borrowed	0.0	0.0
Cash repayments of amounts borrowings	-431.1	-90.9
Net cash provided by / used in financing activities	**74,917.5**	**-4,436.5**
Net increase/decrease in cash and cash equivalents	**35,057.1**	**-7,141.4**
Cash and cash equivalents at beginning of period	-11,728.6	-10,069.1
Cash and cash equivalents at end of period	**23,328.5**	**-17,210.5**
Cash and short term investments	24,985.1	5,660.0
Short-term debt	-1,656.6	-22,870.5
Cash and cash equivalents at end of period	**23,328.5**	**-17,210.5**

Accounting policies

The accompanying consolidated interim financial statements for the period January 1, 2002 to June 30, 2002 were prepared on the basis of the single-entity financial statements of all consolidated companies in accordance with the HGB (German Commercial Code) and adapted to IASs. The required consolidation entries were taken into account and the applicable IAS rules regarding recognition and measurement were observed.
The standards of the IAS (International Accounting Standards) were already applied to the REpower Systems Group's annual financial statements as of December 31, 2001. The accounting policies applied to the consolidated financial statements for 2001 were applied unchanged to the consolidated interim financial statements as of June 30, 2002. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or converted at the official exchange rate.
To aid comparison, the consolidated balance sheet as of June 30, 2002 contains the corresponding figures from the annual financial statements as of December 31, 2001. The consolidated income statement includes the prior-year amounts as of June 30, 2001 (pro forma amounts). It was necessary to calculate pro forma amounts because REpower Systems AG did not prepare an interim financial report in accordance with HGB or IAS as of June 30, 2001. The same applies for the calculation of earnings per share in the prior-year period.
During the period between June 30, 2002 and the preparation date of this interim report, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

The following German companies were included in consolidation in the period under review:

	Proportion of ordinary share capital held by the Group	
	Jun. 30, 2002 [in %]	Dec. 31, 2001 [in %]
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.68	73.68
Regenerative Energiewandlung REW GmbH	84.15	84.15

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the commercial register as a commercial partnership under the name Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001, the company's legal form was changed to that of a Kapitalgesellschaft.
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.
In addition – as in the consolidated financial statements as of December 31, 2001 – a total of 58 companies were not consolidated for reasons of materiality.

Notes to the balance sheet

Total assets increased by EUR 77,941 thousand against the comparable prior-year period. This development mostly relates to current assets. Cash and cash equivalents rose by EUR 12,152. Some of the cash and cash equivalents raised by the IPO were used to acquire securities, with the result of increasing marketable securities by EUR 9,964. Future receivables from manufacturing orders increased by EUR 17,885. In addition, trade receivables rose by EUR 10,390 because of the higher order volume. Inventories, consisting of raw materials and consumables as well as wind turbines under development, increased by EUR 17,115 thousand as of the balance sheet date. In general, this reflects the high volume of business in June 2002 and the preparations for the expected increase in revenue in the second half-year 2002. The other items of current assets did not change materially, with the exception of current deferred tax assets. Deferred tax assets increased to EUR 5,521 thousand as a result of future tax benefits relating to the

negative interim result in accordance with HGB. Long-lived assets, in particular noncurrent assets, recorded only a relatively minor change.

Shareholders' equity increased by EUR 77,345 thousand, primarily due to the IPO on March 22, 2002. A capital increase was implemented for the IPO against the issue of 2 million new no-par value shares with a notional value of EUR 1.00 per share. The premium of EUR 80 million resulting from the IPO was appropriated to the share premium account. The costs of the IPO, less the related income tax benefit, are recognized on the balance sheet as a reduction in the share premium in accordance with the provisions of SIC 16.6.

The Company's liabilities consist of EUR 57,790 thousand in current liabilities and EUR 7,145 thousand in noncurrent liabilities. Current liabilities decreased by EUR 1,375 thousand as of the interim reporting date. The decline of EUR 12,941 thousand in current liabilities to banks was due to the fact that that the cash and cash equivalents from the IPO were used to reduce the Company's liabilities. At the same time, trade payables increased by EUR 6,859 thousand due to the increased order volume. Income tax payable increased by EUR 1,644 thousand as a result of tax deferrals for subsidiaries.

Noncurrent liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Revenue of EUR 75,346 thousand was generated from the sale of wind turbines and wind farms in the first half-year 2002. Compared with the prior-year period, gross revenue increased by EUR 28,411 thousand. This corresponds to a relative increase in gross revenue of 61 percent. At the same time, a higher number of employees caused staff costs to increase to EUR 7,848 thousand (in the pro forma comparable period: EUR 4,664 thousand), while the Company's increased business activities caused other operating expenses to rise to EUR 9,265 thousand (in the pro forma comparable period: EUR 5,735 thousand). These developments resulted in an the first half-year loss of EUR 664,5 thousand.

Notes to the cash flow statement

The cash flow statement shows net cash from financing activities of EUR 74,918 thousand, which was primarily generated by the proceeds from the IPO, less the directly related costs. This inflow of funds was offset by net cash used in increased operating activities of EUR 37,044 thousand (mostly due to the increase in receivables and inventories) and net cash used in investing activities of EUR 2,816 thousand.

The cash flow statement as of June 30, 2002 was compared with a pro forma cash flow statement as of the prior-year reporting date. The pro forma cash flow statement as of June 30, 2001 reflects the cash flow between the interim financial statements as of June 30, 2001 and the pro forma consolidated financial statements as of December 31, 2000. Any differences resulting from the reconciliation between the pro forma consolidated financial statements as of December 31, 2000 and the consolidated opening balance sheet as of January 1, 2001 are presented as special items under financing activities. These included a necessary adjustment to the minority interest in equity, since a minority interest had already been assumed in the pro forma periods – in contrast to the actual situation – in order to aid comparability.

14.

PRESS RELEASE

Total revenue up 61 percent in H1 2002

Q2 EBIT: EUR 2.6 million

Growth target of over 50 percent confirmed

Hamburg, August 30, 2002. REpower Systems AG (Neuer Markt, WKN 617703), a wind energy industry leader, recorded total revenue in H1 2002 of EUR 75.3 million as against EUR 46.9 million in the comparable prior-year period. REpower thus achieved an increase of 61 percent in the first six months of 2002 in comparison with H1 2001. H1 total revenue corresponds to around a third of anticipated total revenue for 2002 as whole, putting REpower well on target to achieve its planned growth of over 50 percent for the current fiscal year. In Q2 2002, total revenue of EUR 53.8 million led to earnings before interest and taxes (EBIT) of EUR 2.6 million, compared with EUR 1.0 million in the previous year. There was a substantial increase in order backlog as of June 30, 2002, with a total rated output of 250.5 MW in comparison with the previous year's total of 70.8 MW.

In H1 2002, 48 wind turbines were installed, as against 38 in the previous year; this corresponds to a growth rate of 26 percent. The total rated output rose by 119 percent, from 30.7 MW in the prior-year period to 67.1 MW in H1 2002. After the seasonally weak first quarter, Q2 2002 developed positively, with a total installed rated output of 56.6 MW compared with 15.2 MW installed in Q2 2001 (a 272 percent increase). This result led to the positive development in H1 2002.

The trend toward multi-megawatt class was again confirmed in the first half of 2002: of the 48 turbines erected, 41 were REpower MD 70/77 models from the 1.5 MW class.

In Q2 of the current fiscal year, the company more than doubled its EBIT year-on-year, achieving a total of EUR 2.6 million as against EUR 1.0 million in Q2 2001 (an increase of 169 percent). This was enough to almost completely offset the weak EBIT for Q1 2002, which totaled EUR -3.2 million, down from EUR 0.7 million in the previous year. EBIT in H1 2002 amounted to EUR -0.6 million, compared with EUR 1.7 million in the first half of the previous year.

Staff costs rose by EUR 3.2 million from EUR 4.6 million in H1 2001 to EUR 7.8 million in the reporting period, with the number of employees increasing from 198 to 348 year-on-year. This reflects the fact that REpower Systems AG is gearing up for planned growth in the second half of the year.

The H1 loss totaled EUR 0.7 million, after a profit of EUR 0.5 million in H1 2001. Earnings per share now total EUR -0.15, compared with EUR 0.17 in the first six month 2001.

Growth targets for 2002 have already been met by current order backlog and ongoing projects. At the end of June 2002, order backlog included purchase orders for wind turbines with a total rated output of 250.5 MW. This corresponds to a volume of around EUR 211.8 million. These turbines will be erected in the second half of 2002 and in 2003. Compared with order backlog at the end of H1 2001 (70.8 MW with a volume of EUR 64.9 million), this represents an extraordinarily large increase in total rated output. In addition, consolidated subsidiary Denker & Wulf AG expects to implement further projects involving a total of 50 wind turbines (approximately 70 MW) in 2002. Due to the cyclical nature of the wind energy sector, the turbines will mainly be erected towards the end of the fiscal year. In the past two years this has resulted in REpower Systems AG generating over 50 percent of total revenue in this decisive fourth quarter.

Based on order backlog and projects completed to date, REpower is therefore right on track. "Considering the very good order situation, we are extremely confident that we will be able to implement our growth target of over 50 percent," commented Jens-Peter Stöhr, CFO of REpower on the outlook for fiscal year 2002 as a whole. "The anticipated increase in total revenue will also be reflected in an improved result at the end of the fiscal year", he added.

Notes

REpower Systems Group Key figures

Key Figures for the Group (IAS)	April 1, 2002 – June 30, 2002	Pro forma April 1, 2001 – June 30, 2001	January 1, 2002 – June 30, 2002	Pro forma January 1, 2001 – June 30, 2001
Revenue in EUR thou.	50,514.9	37,705.9	73,218.5	50,258.5
Total revenue in EUR thou.	53,795.3	20,302.8	75,46.2	46,934.9
Loss from operations in EUR thou.	2,569.3	955.2	-599.8	1,680.2
Result before income taxes and minority interest in EUR thou.	2,689.7	322.9	-817.6	857.3
Result before minority interest in EUR thou.	1,577.2	210.9	-546.8	514.8
Net loss in EUR thou.	1,562.0	199.2	-664.5	501.7

	June 30, 2002
Total assets in EUR thou.	162,207.4
Shareholders' equity in EUR thou.	93,107.1
Equity ratio in %	57
Number of no-par value shares* (1 EUR)	4,506,170
Issue price in EUR	41.00
Initial quotation in EUR	42.00
Closing price on June 30, 2002 in EUR	31.00
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

*weighted average shares oustanding

Order settlement by wind turbine model for Q2 and H1 of 2002 and 2001

	Q II 2002		Q II 2001		H I 2002		H I 2001	
	01/04 – 30/06.		01/04 – 30/06		01/01 – 30/06		01/01 – 30/06	
Wind turbine model	Number	MW	Number	MW	Number	MW	Number	MW
MM 70	1	2.00			1	2.00		
MD 70/77	34	51.00			41	61.5	5	7.50
57/1000			5	5.00			8	8.00
48/750							1	0.75
48/600	6	3.60	17	10.20	6	3.60	24	14.40
	41	**56.60**	**22**	**15.20**	**48**	**67.10**	**38**	**30.65**

REpower Systems Group's order backlog as of June 30, 2002 and as of June 30, 2001

	June 30, 2002		June 30, 2001	
Wind turbine model	Number of wind turbine	Total capacity in MW	Number of wind turbine	Number of wind turbine
MM 70	50	100.0	0	0.0
MD 70/77	93	139.5	38	57.0
57/1000	11	11.0	0	0.0
48/600	0	0.0	23	13.8
	154	**250.5**	**61**	**70.8**

Wind turbines installed and total rated output by quarter for 2000 and 2001

	Q I	Q II	Q III	Q IV	Year
2000					
Number of turbines	12	13	11	36	72
2001					
Number of turbines	16	22	25	62	125
Total capacity in MW	15.45	15.20	25.80	76.30	132.75

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 348 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact REpower Systems AG:

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@repower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@repower.de

15.

PRESS RELEASE

REpower expands to Australia
Joint venture established with NOTUS Power Partners

Hamburg, July 23, 2002. **REpower Systems AG (Neuer Markt, SIN 617703), a leader in the wind energy industry, has successfully entered the Australian market. Together with Australian company NOTUS Power Partners Pty. Ltd., REpower has established Notus Energy Pty. Ltd. as Australia's first joint venture between a foreign wind turbine manufacturer and a local partner. REpower has extended a license agreement to Notus Energy for the manufacture of REpower wind turbines locally, along with an authorized distribution agreement, which will allow Notus Energy to commence marketing the REpower product range immediately, commencing manufacturing in the second phase of the business establishment.**

The core business of the newly established Notus Energy will be to market, produce, erect and operate turnkey wind turbines in the multi-megawatt class. REpower Systems AG has a 50 percent interest in the joint venture. The other shareholder, NOTUS Power Partners, is backed by Downer Energy Systems, the leading Australian supplier to the power generation industry and a wholly owned subsidiary of Downer EDI Limited (Downer EDI); Walkers Pty. Ltd, a wholly owned subsidiary of Downer EDI that specialises in fabrication and manufacture solutions; and R F Industries Pty. Ltd., Australia's largest distributor of renewable energy products. Notus Energy's headquarters will be located on the production site of Walkers Pty. Ltd. in Maryborough, Queensland.

As REpower Systems AG's contractual partner, Notus Energy will initially market the MD 70/77 with a rated output of 1.5 megawatts from REpower's product range in Australia and New Zealand. The wind turbines it distributes will be manufactured in Germany and subsequently exported to Australia and New Zealand. In a second phase following its

successful market launch (sales goal: at least 50 megawatts), Notus Energy will manufacture its own turbines locally under REpower licenses. In doing so, Notus Energy plan to use the production facility of Walkers Pty. Ltd., Maryborough, and can manufacture the wind turbines there, eliminating the need for significant investments in a dedicated production facility.

"We view Notus Energy's establishment as an optimal entry into the very promising Australian market: we have once again succeeded in joining forces with a strong local partner from whose many years of experience in engineering and excellent network in the Australian energy market we can only profit," commented Prof. Dr. Fritz Vahrenholt, Chairman of the Management Board of REpower Systems AG, on the newly established joint venture.

"With its high degree of technological expertise, REpower is an ideal collaborative partner for our ambitious growth path in the wind energy sector," underlines Mark Ivison, General Manager of Notus Energy.

The Australian wind energy market is in the midst of a dynamic growth process that is strongly supported by the Australian government's "Greenhouse Gas Abatement Scheme". This program specifies that renewable energies will provide an extra two percent of Australia's annual electricity supply by 2010. This target is implemented by the Renewable Energy Act, which legally obliges energy suppliers to generate a fixed percentage of their electricity from renewable energies. Estimates predict that wind energy will generate a cumulative total rated output of 3,500 megawatts by 2010. The approval process is currently underway for wind farm projects slated for 2003 to 2005 with a total rated output of over 1,800 megawatts.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

About NOTUS Power Partners

Downer Energy Systems Pty. Ltd.

Downer Energy systems is a wholly owned subsidiary of Downer EDI Limited, which is a top 150 Australian Stock Exchange listed company. Downer EDI is one of Australasia's largest multi-disciplined companies, employing over 11,000 people. Downer EDI operates through five divisions: Downer Engineering; Works Infrastructure; Roche Mining; Century Resources; and EDI Rail.

Downer Engineering, which is comprised of a number of business units including Downer Energy Systems, operates in the Power, Capital Works, Telecommunications and Building sectors. As an important entity of the Power group, Downer Energy Systems has an established reputation in design, construction and commissioning of plant and equipment. It also has the capabilities to deliver long-term maintenance programs.

Walkers Pty. Ltd.

Established in the early 1860's, Walker's is one of Australia's premier, fully integrated heavy engineering companies. A subsidiary of Downer EDI, Walkers employs around 600 people and operates through a diverse range of engineering disciplines, including the manufacture of railway,rolling stock, sugar milling equipment, large fabrications and foundry products for the mining, general engineering and power generation industries. The manufacturing facilities required for the fabrication and assembly of wind generators and towers is already largely in place in the Walkers plant.

R F Industries Pty. Ltd.

R F Industries is Australia's largest distributor of renewable energy products. Twenty years experience in Australia and Asia Pacific have given RFI an unmatched knowledge of the market, its customers and their requirements. Added to this is extensive experience in renewable energy system design requirements, specializing in telecommunications and remote home power.

Contact:

REpower Systems AG

Manuela Scheferling/Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–77
E-mail: m.scheferling@repower.de

Isabelle von Wrede/Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@repower.de

Notus Power Partners
Mark Ivison – General Manager Notus Energy
phone: +61 7 3252 7600
fax: + 61 7 3252 5505
E-mail: mark.Ivison@rfindustries.com.au

16.

PRESS RELEASE

REpower reports year-on-year growth of 119 percent in H1 2002 with a total installed rated output of 67 megawatts

Hamburg, July 2, 2002. Marking the occasion of today's General Shareholders' Meeting, REpower Systems AG (Neuer Markt, WKN 617703), a leader in the wind energy industry, has announced a total installed rated output of 67.1 megawatts in the first six months of 2002, compared with a rated output totaling 30.7 megawatts in the first six months of 2001. The company erected 48 turbines in H1 2002 as against 38 turbines in the comparable period in 2001. This corresponds to a year-on-year increase of 119 percent in the total installed rated output.

The 48 wind turbines erected included 41 in the 1.5 megawatt class. As expected, this development confirms the trend towards the multi-megawatt class in the first half-year.

Booked business as of June 30, 2002 amounted to a total rated output of 250,5 megawatts (order volume of EUR 211,8 million) in comparison to booked business as of June 30, 2001 of EUR 64,9 million, which corresponded to a total rated output of 70,8 megawatts. These turbines will be erected in 2002 and 2003. The Denker & Wulf AG subsidiary contributed eight wind turbines (approximately 12 megawatts) to the total number of turbines erected in H1 2002 and expects to be able to implement further projects involving around 60 wind turbines (approximately 80 megawatts) during the current year.

"With our installed rated output totaling 67,1 megawatts in the first half-year and the year-on-year increase of 119 percent, we are very much on track to reach our growth target of over 50 percent for fiscal year 2002," commented Jens-Peter Stöhr, CFO of REpower Systems AG, on the total rated output installed by the company. Total rated output in the previous year came to 133 megawatts.

The company will publish its results for the first half-year on August 30, 2002.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Contact:

REpower Systems AG

Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@repower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@repower.de

17.

PRESS RELEASE

First quarter loss in line with expectations

Management confirms growth target of over 50 percent

Order backlog rises appreciably to more than 230 megawatts

Hamburg, May 31, 2002. REpower Systems AG (Neuer Markt, German Securities Code 617703), a wind energy industry leader, reported total revenue of EUR 21.6 million in the first quarter of 2002. Although this represents a decline against the first quarter 2001 total revenue of EUR 26.6 million, REpower is still in line to hit its projected growth of over 50 percent for the current fiscal year. The order backlog recorded a substantial year-on-year increase of 35.4 megawatts to reach a total rated output of 231.4 megawatts at March 31, 2002. REpower is looking forward to a strong second quarter 2002.

Total revenue was driven primarily by the installation of seven 1.5 megawatt class turbines with a rated output of 10.5 megawatts, compared with the sixteen turbines with a rated output of 15.5 megawatts installed in the year-before period. The lower number of installed wind turbines was partially offset by the relatively higher generating capacity, confirming that the forecasted trend towards the multi-megawatt class already started emerging in the first quarter.

At a loss of EUR 3.2 million compared with income of EUR 0.7 million in the prior-year period, EBIT was in line with the expected development in total revenue in the first quarter 2002. It was driven by the higher costs – and in particular staff costs – necessary to achieve the planned growth in 2002.

The first quarter net loss amounted to EUR 2.2 million, following net income of EUR 0.3 million in the first quarter 2001. The loss per share was EUR 0.62, following year-before earnings per share of EUR 0.10.

The growth projected for 2002 is already largely covered by the order backlog and ongoing projects. At the end of March 2002, the order backlog included purchase orders for 142 wind turbines with a total rated output of 231.4 megawatts (volume of EUR 188.9 million). These turbines will be installed in 2002 and 2003 and represent a significant

increase compared with the order backlog and, in particular with the total rated output, in the first quarter 2001 (35 turbines/total rated output of 35.4 megawatts with a volume of EUR 31.7 million). In addition, consolidated subsidiary Denker & Wulf AG expects to realize projects involving a total of 70 wind turbines in 2002 (circa 90 megawatts).

As expected, seasonal fluctuations traditionally result in a weak first quarter in comparison with the following quarters. Most of the projects planned for 2002 will still be realized in Germany. REpower is therefore heavily exposed to the tax-driven annual cyclicity of the wind energy industry because of its customer base, which consists primarily of private investors. Most turbines tend to be installed in the second quarter, and in particular in the fourth quarter.

Based on the order backlog and projects realized to date, REpower will fully meet its targets for the current fiscal year. 20 turbines were erected in April and May 2002, and there are already signs that this encouraging trend will continue in June. According to REpower's CFO Jens-Peter Stöhr, "We are very confident of reporting a considerable year-on-year increase in our revenues by the end of the first half of fiscal year 2002."

With the scheduled erection of the prototype 2 megawatt MM 70 wind turbine in May 2002, REpower Systems AG has also extended its product portfolio by another turbine in the promising multi-megawatt class. A variant of the 2 megawatt class with a larger rotor diameter for use at inland locations is also at the developing stage.

Appendix

Key Figures (as of March 31,2002 in accordance with IAS)

Revenue in EUR thou.	22,703.6
Total Revenue in EUR thou.	21,550.9
Loss from operations in EUR thou	-3,169.1
Result before income taxes and minority interest in EUR thou.	-3,507.3
Result before minority interest in EUR thou.	-2,124.0
Net loss in EUR thou.	-2,226.5
Total assets in EUR thou.	155,020.6
Shareholders' equity in EUR thou.	91,612.8
Equity ratio in %	59
Weighted average of shares outstanding	3,601,198
Earnings per share in EUR	-0.62

Number of installed turbines and total rated output on a quarterly basis for 2000 and 2001

	Quarter 1	**Quarter 2**	**Quarter 3**	**Quarter 4**	**Year**
2000					
Number of turbines	12	13	11	36	72
2001					
Number of turbines	16	22	25	62	125
Total installed capacity in megawatts	15.45	15,20	25,80	76,30	132,75

Order backlog as of March 31, 2002 , December 31, 2001 and March 31, 2001

	March 31, .2001	**December 31, 2001**	**March 31, .2002**
Number of turbines	35	62	142
Total installed capacity in MW	35,4	88,4	231,4
Volume in mln. EUR	31,7	80,8	188,9

Company Profile

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has 300 employees. The group has gained experience through the installation of more than 650 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Greece, France and Spain, among others.

Press contact:

REpower Systems AG
Manuela Scheferling / Public Relations
phone:+49–40–53 93 07–17
fax: +49–40–53 93 07–37
E-mail: m.scheferling@repower.de

Isabelle von Wrede / Investor Relations
phone: +49-40-53 93 07-23
fax: +49–40–53 93 07–77
E-mail: i.wrede@repower.de

Publication of the Q1 results will be accompanied by a conference call for analysts and journalists. You can listed to a recording of this conference call by dialing +49-69-92053444 between 12.30 p.m. on May 31, 2002 and June 3, 2002.